EXHIBITS
EXHIBIT A: Offering Memorandum
EXHIBIT B: Financial Statements
EXHIBIT C: PDF of Campaign Landing Page
EXHIBIT D: Video Transcript
EXHIBIT E: Certificate of Incorporation and Amendments Thereto
EXHIBIT F: Bylaws

EXHIBIT A
OFFERING MEMORANDUM PART II OF OFFERING STATEMENT
(EXHIBIT A TO FORM C)
March 28, 2025



StorEn Technologies Inc.

Up to $3,602,931.68 of Class B Common Stock

StorEn Technologies Inc. ("StorEn", the "Company," "we," "us", "Issuer" or "our"), is offering a minimum amount of **$20,006.06** (the "**Target Offering Amount**") and up to a maximum amount of **$3,602,931.68** (the "**Maximum Offering Amount**") of Class B Common Stock of the Company (the "**Securities**" or singularly the "**Security**") at a price of **$7.12** per Security (collectively, the "**Offering**"). The Target Offering Amount and Maximum Offering Amount include the investor transaction fee total of three percent (3.0%) for all investments in the Offering (the "**Investor Transaction Fee**". Purchasers of Securities are sometimes referred to herein as "Purchasers" or "Investors". The Offering is being conducted on a best-efforts basis and the Company must reach its Target Offering Amount by February 1, 2026 (the "**Target Date**").

Unless the Company raises at least the Target Offering Amount under this Offering by the Target Date, no Securities will be sold in this Offering, all investment commitments will be canceled, and all committed funds will be returned. For the avoidance of doubt, no initial subscriptions from new investors will be accepted after February 1, 2026. If the Company reaches its Target Offering Amount prior to the Target Date, the Company may conduct the first of multiple closings, provided that the Offering has been posted for 21 days and that investors who have committed funds will be provided notice five business days prior to the close.

Each investor must invest a minimum of $968.04, which includes a $28.20 Investor Transaction Fee.

Investment commitments may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason. The rights and obligations of any Purchasers are captured by processing a subscription, and Purchasers must complete the purchase process through our intermediary, DealMaker Securities LLC (the "**Intermediary**"). All committed funds will be held in escrow with Enterprise Bank & Trust, a Missouri chartered trust company with banking powers (the "**Escrow Agent**") until the Target Offering Amount has been met or exceeded and one or more closings occur. You may cancel an investment commitment until up to 48 hours prior to the Target Date, or such earlier time as the Company designates, pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary. The Intermediary has the ability to reject any investment commitment and may cancel or rescind the Company's offer to sell the Securities at any time for any reason.

	Price to Investors	Service Fees and Commissions (1)(2)	Net Proceeds
Minimum Individual Purchase Amount (3)	$939.84	$79.89	$859.95
Investor Transaction Fee (4)	$28.20	$2.40	$25.80
Target Offering Amount (5)	$20,006.06	$1,700.52	$18,305.54
Maximum Offering Amount	$3,602,931.68	$306,249.19	$3,296,682.49

(1)   This excludes fees to Company's advisors, such as attorneys and accountants.

(2)   In addition to the eight and one-half percent (8.5%) commission on cash proceeds received in the Offering, the Intermediary will also receive a one-time $40,000 payment and a $12,000 monthly maintenance and marketing services fee, which are not included above.

(3)   The Company reserves the right to amend the Minimum Individual Purchase Amount, in its sole discretion.

(4)   The Company will charge each Investor the Investor Transaction Fee. The Investor Transaction Fee is counted toward the amount the Company is seeking to raise under Regulation CF and the limit each Investor may invest pursuant to Regulation CF (as described in the section below entitled "CAPITALIZATION AND OWNERSHIP") and is included in the Minimum Individual Investment Amount, consisting of the Minimum Individual Purchase Amount plus the Investor Transaction. The Intermediary receives commissions on the Investor Transaction Fee.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission (the "SEC") does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the SEC has not made an independent determination that these Securities are exempt from registration.

This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the Company Offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS. THERE ARE ALSO SIGNIFICANT UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THIS OFFERING AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THIS OFFERING IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C TITLED "*RISK FACTORS*".

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. PROSPECTVE INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME. THE SECURITIES MAY HAVE FURTHER TRANSFER RESTRICTIONS NOT PROVIDED FOR BY FEDERAL, STATE OR FOREIGN LAW.

NO ONE SHOULD CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO YOUR PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT THEIR OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING THEIR INVESTMENT.

THIS OFFERING IS ONLY EXEMPT FROM REGISTRATION UNDER THE LAWS OF THE UNITED STATES AND ITS TERRITORIES. NO OFFER IS BEING MADE IN ANY JURISDICTION NOT LISTED IN THIS FORM C. PROSPECTIVE INVESTORS ARE SOLELY RESPONSIBLE FOR DETERMINING THE PERMISSIBILITY OF THEIR PARTICIPATING IN THIS OFFERING, INCLUDING OBSERVING ANY OTHER REQUIRED LEGAL FORMALITIES AND SEEKING CONSENT FROM THEIR LOCAL REGULATOR, IF NECESSARY. THE INTERMEDIARY FACILITATING THIS OFFERING IS LICENSED AND REGISTERED SOLELY IN THE UNITED STATES AND HAS NOT SECURED, AND HAS NOT SOUGHT TO SECURE, A LICENSE OR WAIVER OF THE NEED FOR SUCH LICENSE IN ANY OTHER JURISDICTION. THE COMPANY, THE ESCROW AGENT AND THE INTERMEDIARY, EACH RESERVE THE RIGHT TO REJECT ANY INVESTMENT COMMITMENT MADE BY ANY PROSPECTIVE INVESTOR, WHETHER FOREIGN OR DOMESTIC.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF YOU LIVE OUTSIDE OF THE UNITED STATES, IT IS YOUR RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

NOTICE REGARDING THE ESCROW AGENT

ENTERPRISE BANK AND TRUST, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act of 1933 (the "1933 Act") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

ABOUT THIS FORM C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C and no source other than DealMaker Securities LLC (the **"Intermediary"**) has been authorized to host this Form C and the Offering. We are offering to sell and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Purchaser prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The following summary highlights information contained elsewhere or incorporated by reference in this Form C. This summary may not contain all of the information that may be important to you. You should read this entire Form C carefully, including the matters discussed under the section titled "Risk Factors."

Company Overview

StorEn Technologies ("StorEn" or the "Company") develops evolutionary energy storage systems based on both vanadium flow batteries and LiFePO4 batteries. Incubated at the Clean Energy Business Incubator Program (CEBIP) within Stony Brook University in New York, and now headquartered in New York City, with a subsidiary in Bologna Italy, we're building upon the demonstrated strengths of non-flammable batteries to revolutionize the world of residential and industrial energy suppliers.

Our batteries are designed to deliver superior performance at a lower cost, and fulfill market demand for more efficient and cost-effective energy storage. StorEn takes what vanadium batteries already promise - durability and sturdiness -

and uses extensive R&D to focus on improving the electrical efficiency of the stack, the energy density of the electrolyte and the electrical systems to reduce costs. In parallel, we are developing a LiFePO4 battery solution leveraging proprietary technology that eliminates fire risks, ensuring maximum safety and reliability.

Through these processes, we create efficient powerful cost-effective products which have led to four US patent applications and 2 new provisional patent applications. All IP rights have been transferred to StorEn and we are the sole owner and beneficiary of the technology.

The Company was originally incorporated on January 3, 2017 in Delaware. The Company is headquartered at 48 Wall Street Suite 1100, New York NY, 10005. The Company's website is www.storen.tech. The Company also has a wholly-owned subsidiary in Bologna, Italy. This entity provides research and development for the Company.

A full description of our products, services and business plan can be found on the Company's investor website page at https://invest.storen.tech (the "**Investor Website Page**") and the version published as of the date of this Form C is attached as Exhibit B. The Investor Website Page can be used by prospective Investors to ask the Company questions and for the Company to post immaterial updates to this Form C as well as make general announcements. You should view Exhibit B as well as the Investor Website Page at the time you consider making an investment commitment.

Business Model Summary

1. Value Proposition

- Main Product: Advanced batteries for residential energy storage, ideal for homes using photovoltaic or other renewable energy sources.

- Customer Benefits:
  a. Reduced energy bills: Stores excess energy during the day to use it at night.
  b. Sustainability: Reduces carbon footprint through the use of renewable energy.
  c. Energy reliability: Backup power during outages or network failures.
  d. Energy independence: Greater control over energy use and management.

2. Customer Segments

- Residential Customers:
  a. Homeowners with solar panels looking for energy storage solutions.
  b. Homeowners in areas with frequent power outages or remote locations.
  c. Eco-conscious consumers wanting to reduce their reliance on the grid.

- Renewable Energy Companies:
  Solar panel installers who can integrate batteries into their packages.

- Emerging Markets:
  Countries with energy shortages or grid issues where batteries can solve the lack of constant electricity access.

3. Channels

- Direct Sales:
  a. Official website with integrated e-commerce for direct battery sales.
  b. Presence at energy and solar industry trade shows.

- Partners:
  a. Collaborations with solar panel installation companies.
  b. Distribution through electronics stores, solar equipment retailers.
  c. Marketing and Advertising:
  d. Social media campaigns, educational content on how batteries can reduce energy costs and promote sustainable energy.

4. Customer Relationships

- After-Sales Support: Technical support for installation, maintenance, and battery optimization.
- Customer Loyalty: Offer annual maintenance packages, software updates for batteries to improve efficiency.
- Education: Consulting programs to educate customers on energy efficiency and how to choose the best battery system for their needs.

5. Revenue Streams

- Direct Sales: Revenue from the sale of batteries and related components.
- Installation Services: Earnings from certified professionals installing the batteries.
- Maintenance Contracts: Payment for services related to battery maintenance and management.
- Financing and Leasing: Offer financing options for customers who cannot pay the full amount for the batteries upfront.

6. Key Activities

- Research and Development: Continuous innovation to improve battery efficiency, capacity, and longevity. Explore more affordable and safe lithium or graphene-based battery solutions.
- Production: Set up an in-house manufacturing line or partner with third-party factories to produce high-quality batteries.
- Marketing and Distribution: Build brand awareness through digital and traditional marketing campaigns, including energy-saving education.
- Supply Chain Management: Sourcing and procurement of high-quality materials like lithium, cobalt, nickel, etc.

7. Key Resources

- Technology and Intellectual Property: Patents on innovative battery solutions, software for energy management.
- Manufacturing Facilities: Factory or agreements with third-party producers for battery manufacturing and assembly.
- Expert Team: Engineers specializing in energy technologies, supply chain managers, and marketing professionals.
- Distribution Network and Partners: Relationships with energy distributors, solar panel companies, and certified installers.

8. Key Partners

- Raw Material Suppliers: Companies that supply lithium, cobalt, graphene, and other essential materials for battery production.
- Solar Installation Companies: Strategic partnerships to sell and install batteries alongside photovoltaic systems.
- Certification and Safety Organizations: Ensure batteries meet all safety standards and regulations.
- Government Entities and Utilities: Collaborations with local governments to promote sustainable technologies through tax incentives or subsidies.

9. Cost Structure

- Production Costs: Purchase of raw materials, costs related to battery manufacturing, and production line management.
- Research and Development Costs: Investments in new technologies, prototypes, and product testing.
- Marketing and Sales: Expenses for advertising campaigns, website management, e-commerce, and sales services.
- After-Sales Support Costs: Technical support, maintenance, and post-sales services.
- Administrative Costs: Managing the company structure, salaries, overhead costs.

10. Sustainability and Social Impact

- Circular Economy: Recycling old batteries and reusing resources to produce new batteries.
- Environmental Impact: Reduce CO_2 emissions by offering a long-term renewable energy solution and reducing reliance on non-renewable energy sources.

Competitors

There are a number of companies that have recently started designing and building Vanadium Flow Batteries. Our closest competitor is Invinity Energy based in Vancouver Canada. Invinity is a collaboration of two companies that were merged together in 2020, RedT, headquartered in Scotland, and Avalon Energy, based in Vancouver, BC. Invinity offers large-scale energy storage systems ranging from 300KW to multi-megawatt systems.

A second vanadium flow battery manufacturer is Largo, Inc. Largo is a Canadian mining company that offers energy storage as part of its portfolio of products. The Largo system is designed for megawatt-scale energy storage applications.

Our systems are designed for smaller applications such as residential use and industrial microgrid applications.

The above companies focus on large grid-scale batteries for grid storage. To the best of our knowledge, we are the only company making smaller vanadium flow batteries for industrial and residential applications.

In the residential space, our largest competitor is Tesla. Tesla presently has approximately 62% market share. Also, lithium batteries are the only technology presently available for residential battery systems. We plan to upset this space with our technically advanced, longer-lasting system that is not lithium-based.

Industry

We will be entering a number of industries with our technology. First, we will offer energy storage systems used by industrial customers such as electric utility companies and telecommunications service providers. The electric power grid operates based on a delicate balance between supply (generation) and demand (consumer use). One way to help balance fluctuations in electricity supply and demand is to store electricity during periods of relatively high production and low demand, then release it back to the electric power grid during periods of lower production or higher demand.

We will also be offering a system designed exclusively for residential installations. The residential market is growing exponentially and our battery will compete directly with lithium-based systems that today, are the only solution available.

Energy Storage Systems (ESS) have proven to provide economic, reliability and environmental benefits to utility power providers. Depending on the extent to which it is deployed, electricity storage could help the utility grid operate more efficiently, reduce the likelihood of brownouts during peak demand, and allow for more renewable resources to be build and used. We believe StorEn's systems are a perfect match for solving these issues.

Current Stage

Vanadium chemistry:

The heart of a vanadium flow battery is the cell stack. The cell stack is the "engine" of a flow battery and is where the electrochemical reactions occur. The result of these reactions is the generation of electrical power.

We believe Storen Technologies has developed the most advanced cell stack in the industry. We have, and continue to develop, proprietary and patented technology that will allow us to build a system that is smaller, yet more powerful than any other vanadium flow battery. We are now building cell stacks in limited quantity for full system testing.
We are working to finalize the design of our residential battery system and are beginning to build our first units for outdoor installation. The system will supply 30KWh of energy storage and deliver 7.5KW of power split phase. In 2023, we built an industrial system delivered to a power generator manufacturer , and successfully tested the system in June 2024.

LiFePO4 Chemistry:
Storen has developed a disruptive, Patent Pending solution that shields LiFePO4 cells, effectively preventing fires. This Thermal Protection System (TPS) utilizes materials used by NASA and SpaceX to shield space capsules during atmospheric reentry.

LiFePO4 cells, in the event of damage, do not produce open flames but rather a smoldering reaction without flames. When combined with Storen's TPS solution, they ensure maximum safety in the event of a thermal runaway. In contrast, all other lithium chemistries, including the one used by Tesla, are prone to explosions and fires, making them highly risky for residential use. Storen aims to commercialize TPS modules across all high-security professional sectors.

Other Information:
Storen has a local development team in Bologna Italy, located in in the middle of the Motor Valley where the most prestigious super car manufacturers such as Ferrari, Maserati, Lamborghini, and Ducati are based.

Our plan is to offer our first systems to our investor community first. We have started an Investor Purchase Program called the V5 Club. To date, we have over 400 of our investors who have indicated their desire to participate in this program.

In January 2025, we moved the Company's headquarters to the financial district in New York City, creating the network for a future IPO.

Future Roadmap

At StorEn Technologies, we are committed to revolutionizing the energy storage market with our cutting-edge battery technology. Our strategic roadmap outlines our key milestones for the future, driving innovation, expanding production, and positioning StorEn as a global leader in sustainable energy solutions.

Phase 1: Scaling Up Production (2025-2026)

1. Establishment of a manufacturing facility to enable mass production of ESS and batteries.

2. Optimization of production processes to reduce costs and enhance efficiency.

3. Expansion of our supply chain network to secure raw materials and ensure production scalability.

4. Strengthening our presence in key markets such as North America, Europe, and Asia.

Phase 2: Strategic Partnerships & Market Expansion (2025-2027)

1. Forming strategic alliances with companies, solar panel manufacturers, and industrial energy suppliers to integrate our batteries into a broader range of applications.

2. Collaborating with smart grid and microgrid solution providers to create comprehensive energy management systems.

3. Engaging with governmental and institutional entities to participate in clean energy initiatives and infrastructure projects.

4. Expanding our subsidiary operations in Bologna, Italy, to support the European market and increase global reach.

Phase 3: IPO & Global Leadership (2025-2026)

1. Preparing for an Initial Public Offering (IPO) on the NASDAQ to raise capital for further expansion and innovation.

2. Strengthening our intellectual property portfolio with new patents and technological advancements.

3. Investing in next-generation battery technology, including research into alternative chemistry and enhanced energy density solutions.

4, Expanding into emerging markets with high energy storage demand, including developing countries and off-grid solutions.

5. Establishing StorEn as a recognized leader in the renewable energy storage sector, setting new industry standards for performance and sustainability.

Through this roadmap, StorEn Technologies aims to drive the transition to a more sustainable and energy-efficient future, providing cutting-edge storage solutions for both residential and industrial applications. Our journey is just beginning, and we are excited to shape the future of energy together with our partners and stakeholders.

Perks

The Company is offering the following Perks to Investors:

Time-Based Bonus Shares:

Funded Investment Amount Received By:*	Class B Common Stock Bonus shares
[5th day from Launch], 2025 prior to 11:59 Pacific Time (6:59 PM Coordinated Universal Time (UTC) the following day)	30%
[15th day from Launch], 2025 prior to 11:59 Pacific Time (6:59 PM Coordinated Universal Time (UTC) the following day)	15%
[31st day from Launch], 2025 prior to 11:59 Pacific Time (6:59 PM Coordinated Universal Time (UTC) the following day)	10%

*For purposes of this table, Funded Investment Amount means the aggregate of funded investments from an Investor during the specified time period.

Large Investor Bonus Shares:

Funded Investment Amount*:	Class B Common Stock Bonus shares
$5,000.00 to $9,999.99	10%
$10,000.00 to $14,999.99	15%
$15,000 and above	30%

*For purposes of this table, Funded Investment Amount means the aggregate of funded investments from an Investor.

For the sake of clarity, all Perks may be stacked together. The Perks will all be assigned to Investors at the termination of the Offering, unless otherwise decided between the Company and the registrar/transfer agent. The date/time of the signed subscription will be used to assign Perks.

DIRECTORS, OFFICERS, MANAGERS, AND KEY PERSONS

The directors, officers, managers, and key persons of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Officers and Directors

Name: Angelo D'Anzi
Current Role: CEO and CTO
Positions Held with the Issuer:
- **Position:** Chairman, CEO and CTO
- **Service Dates:** 01/2017 – Present; CEO since 12/2024
- **Responsibilities:** Chairman of the Board, CEO and Chief Technology Officer roles

Other Business Experience (Past Three Years):
- **Employer:** Arco FC Srl
  Affiliate or Subsidiary of Issuer: Yes
  Title: CEO
  Service Dates: 01/1999 to Present
  Responsibilities: CEO

Name: Peter Albert Koley
Current Role: Member of the Board
Positions Held with the Issuer:
- **Position:** Member of the Board
- **Service Dates:** 01/2025 - Present
- **Responsibilities:** Board oversight

Other Business Experience (Past Three Years):
- **Employer:** MSM Management Limited
  Affiliate or Subsidiary of Issuer: No
  Title: CEO
  Service Dates: 11/2018 - Present
  Responsibilities: CEO

Name: John Thomas Davis
Current Role: Member of the Board
Positions Held with the Issuer:
- **Position:** Member of the Board
- **Service Dates:** 01/2025 - Current
- **Responsibilities:** Board oversight

Other Business Experience (Past Three Years):
- **Employer:** Storen Technologies
  Affiliate or Subsidiary of Issuer: Yes
  Title: Director of Business Development
  Service Dates: 01/2021 - 01/2022
  Responsibilities: Business Development
  Title: CEO
  Service Dates: 05/2022 -12/2024
  Responsibilities: CEO

- **Employer:** Arco Technologies, Inc.
  Affiliate or Subsidiary of Issuer: Yes
  Title: Chief Strategy Officer
  Service Dates: 06/2023 - Present
  Responsibilities: Business Development and Strategic Development

Name: Davide Biggi
Current Role: Chief Financial Officer and Treasurer
Positions Held with the Issuer:
- **Position:** Chief Financial Officer and Treasurer
- **Service Dates:** 07/2022 - Present
- **Responsibilities:** Company accounting, tax filings and financial reporting.

Other Business Experience (Past Three Years):
- **Employer:** Arco FC
  Affiliate or Subsidiary of Issuer: Yes
  Title: Accounting Manager
  Service Dates: 04/2019 - Present
  Responsibilities: Company Accounting Services

- **Employer:** SEMI Sri
  Affiliate or Subsidiary of Issuer: No
  Title: CFO
  Service Dates: 04/2020 - Present
  Responsibilities: Chief Financial Officer

- **Employer:** Seanet Group
  Affiliate or Subsidiary of Issuer: No
  Title: Administrative and Financial Officer
  Service Dates: 02/2015 - Present
  Responsibilities: Financial and Bookkeeping

Name: Gabriele Colombo
Current Role: Secretary
Positions Held with the Issuer:
- **Position:** Co-Founder, Secretary, Advisor to the Board
- **Service Dates:** 01/2017 - Present
- **Responsibilities:** Company's Secretary.

Other Business Experience (Past Three Years):
- **Employer:** Leonardo Hispania S.A.
  Affiliate or Subsidiary of Issuer: No
  Title: VP Head of Line Business
  Service Dates: 02/2019 - Present
Responsibilities: General Management

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and its financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as cyber-attacks and the ability to prevent those attacks). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

An investment in the Company involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections

There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product, that people think it's a better option than a competing product, or that it will be able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess

The valuation for the Offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited

Any Class B Common Stock purchased through this Offering is subject to SEC limitations on transfer. This means that the Securities you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, a trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time

You should be prepared to hold the Securities for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the Securities. More importantly, there is no established market for the Securities, and there may never be one. As a result, if you decide to sell the Securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing industry participant. However, that may never happen, or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds, it will not succeed

Even if the maximum amount is raised in the Offering, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds sought in this Offering, it will have to find other sources of funding for its plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.

We anticipate needing access to credit to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our activities. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our activities, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred securities financings in the future, which may reduce the value of your investment in the Securities. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred securities could be more advantageous to those investors than to the holders of the Securities. In addition, if we need to raise more equity capital from the sale of Securities or other equity, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly at a lower purchase price per Security.

A substantial majority of the Company is owned by the Company's CEO and estate of a former CEO and they will exercise voting control.

Prior to the Offering, the Company's CEO, Angelo D'Anzi, and the estate of the Company's former CEO, Carlos Bovers, beneficially own a substantial majority of the voting shares of the Company. Subject to any fiduciary duties owed to other stockholders under Delaware law, these stockholders may be able to exercise significant influence over matters requiring stockholder approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. These stockholders may have interests that are different from yours. For example, these stockholders may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these stockholders could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, issue additional securities which may dilute you, repurchase securities of the Company, enter into transactions with related parties or support or reject other management and board proposals that are subject to stockholder approval.

Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described herein is an estimate based on our current business plan. However, we may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward-Looking Information

Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and have not been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this Offering may include investments from Company insiders or immediate family members

Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this Offering. Any such investments will be included in the raised amount reflected on the campaign page.

You must keep records of your investment for tax purposes:

As with all investments in securities, if you sell the Securities (Class B Common Stock), you will probably need to pay tax on the long- or short-term capital gains that you realize if you make a profit, and record any loss to apply it to other taxable income. If you do not have a regular brokerage account, or your regular broker will not hold the Class

B Common Stock for you (and many brokers refuse to hold non-public securities for their customers), there will be nobody keeping records for you for tax purposes, and you will have to keep your own records and calculate the gain on any sales of the Securities you sell. If you fail to keep accurate records or accurately calculate any gain on any sales of the Securities, you may be subject to tax audits and penalties.

Using a credit card to purchase Securities may impact the return on your investment:

Investors in this Offering have the option of paying for their investment with a credit card. Transaction fees charged by your credit card company (which can reach 5% of transaction value if considered a cash advance) and interest charged on unpaid card balances (which can reach almost 25% in some states) add to the effective purchase price of the Securities you buy and would be in addition to the Investor Transaction Fee on your investment. See "Plan of Distribution." The cost of using a credit card may also increase if you do not make the minimum monthly card payments and incur late fees. These increased costs may reduce the return on your investment. The SEC's Office of Investor Education and Advocacy issued an Investor Alert dated February 14, 2018, entitled: Credit Cards and Investments - A Risky Combination, which explains these and other risks you may want to consider before using a credit card to pay for your investment.

Any Valuation at This Stage Is Difficult to Assess

Any valuation at this stage is difficult to assess. The Company has set the price of the Securities in this Offering at $7.12 per share, plus a 3% Investor Transaction Fee. The Investor Transaction Fee is intended to offset transaction costs and though this Investor Transaction Fee is counted towards the amount the Company is seeking to raise under the Offering and the limit each investor may invest pursuant to Regulation Crowdfunding, we did not value it in determining our valuation. Including the Investor Transaction Fee will increase our valuation for which you are paying for Securities in our Company accordingly. The valuation for this Offering was established by the Company and is not based on the financial results of the Company. Instead, it is based on management's best estimates of the investment value of the Company, which is a subjective measure. This differs significantly from listed companies, which are valued publicly through market-driven stock prices. The valuation of private companies, especially early-stage companies, is difficult to assess and you may risk overpaying for your investment.

The Investor Transaction Fee may not count toward your cost basis for tax purposes

The IRS and/or another relevant tax authority may consider the price of the Securities before including the Investor Transaction Fee as the cost basis for determining any gain or loss at a realization event. You should discuss with your tax advisor the appropriate way to determine the relevant tax obligation.

Risks Relating to Our Business and Our Industry

Some of our products are still in the prototype phase and might never be operational products

Developing new products and technologies can be a complex process that involves significant risks and uncertainties. Technical challenges, design flaws, manufacturing defects, and regulatory hurdles can all impact the success of a product or service. It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties

We have demonstrated our technology with a fully-operational prototype for our vanadium flow battery. Despite having received our first order for commercial vanadium flow batteries, delays and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Supply Chain and Logistics Risks

The availability of raw materials, transportation costs, and supply chain disruptions can all impact the ability to manufacture and distribute products or services, leading to lost revenue or increased costs. Products and services that are not available when customers need them can lead to lost sales and damage to the brand's reputation.

Quality and Safety of our Product and Service

The quality of a product or service can vary depending on the manufacturer or provider. Poor quality can result in customer dissatisfaction, returns, and lost revenue. Furthermore, products or services that are not safe can cause harm to customers and result in liability for the manufacturer or provider. Safety issues can arise from design flaws, manufacturing defects, or improper use.

We face significant market competition

We will compete with larger, established companies who currently have products that may be in competition with ours. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies.

We are an early stage company and have not yet generated any profits

Storen Technologies Inc. was formed in 2017. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. StorEn Technologies Inc. has incurred a net loss and has had little revenues generated since inception. There is no assurance that we will be profitable in the next three years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history

The Company has a short history, few customers, and little revenue. If you are investing in the Company, it's because you think that the Company's products are a good idea and that the team will be able to successfully market and sell its products. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We are an early stage company operating in a new and highly competitive industry

The Company operates in a relatively new industry with competition from both startups and established companies. As other companies flood the market and reduce potential market share, Investors may be less willing to invest in a company with a declining market share, which could make it more challenging to fund operations or pursue growth opportunities in the future.

Intense Market Competition

The market in which the Company operates may be highly competitive, with established players, emerging startups, and potential future entrants. The presence of competitors can impact the Company's ability to attract and retain customers, gain market share, and generate sustainable revenue. Competitors with greater financial resources, brand recognition, or established customer bases may have a competitive advantage, making it challenging for the Company to differentiate itself and achieve long-term success.

Vulnerability to Economic Conditions

Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the company's ability to operate.

We have existing patents that we might not be able to protect properly

One of the Company's most valuable assets is its intellectual property. The Company has applied for four patent applications, filed two provisional patents and possesses significant trade secrets. Invention Assignment Agreements are in place to assign full title to the patents to Storen. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

Our patents and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render our patents unenforceable through some other mechanism. If competitors are able to bypass our patent protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our patents are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our patents could prevent us from enforcing them

Patent litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our patents, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our patents outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our patents could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our patents because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of the Securities.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time

Our ability to sell our products can be affected by outside Federal and state government regulation such as laws and regulations, and subsidies relating to renewable energy. The laws and regulations concerning the selling of our products may be subject to change and may affect demand for our vanadium flow batteries or Life. At such point the Company may no longer want to sell certain of its products and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

Economic and market conditions

The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation, consumer demand, and competition, which could adversely affect the Company's business, financial condition, and operating results.

Risks Relating to Regulation of our Business and Industry

Due to the unestablished nature of the market the business operates within, the potential introduction of new laws or industry-specific standards can impose additional costs and operational burdens on the Company. Non-compliance or legal disputes may result in fines, penalties, reputational damage, or even litigation, adversely affecting the Company's financial condition and ability to operate effectively.

The Company may undergo a future change that could affect your investment

The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other changes which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company.

Your information rights are limited with limited post-closing disclosures

The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because they do not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, Investors will be entitled only to that post-Offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information.

Some early-stage companies may lack professional guidance

Some companies attribute their success, in part, to the guidance of professional early-stage advisors, consultants, or investors (e.g., angel investors or venture capital firms). Advisors, consultants, or investors may play an important role in a company through their resources, contacts, and experience in assisting early-stage companies in executing their business plans. An early-stage company primarily financed through Regulation CF may not have the benefit of such professional investors, which may pose a risk to your investment.

We may never have an operational product or service

It is possible that there may never be an operational energy storage developer or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders and/or creditors.

Minority Holder; Securities with No Voting Rights

The Securities, Class B Common Stock, that an Investor is buying in the Offering have no voting rights attached to them. This means that you will have no rights in dictating how the Company will be run. You are trusting in management's discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of the Company, you will only be paid out if there is any cash remaining after all of the creditors of the Company have been paid out.

You are trusting that management will make the best decision for the Company

You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds

The Company might not sell enough securities in this Offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the Securities we are offering now, the Company will (possibly) need to raise more funds in the future, and if it is not successful, we may fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the Company being worth less, because later investors might get better terms.

This Offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet the Target Offering Amount for this Offering, we may request that Dealmaker instruct the escrow agent to disburse Offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expect

Our growth projections are based on management's assumption that our products will be able to gain traction in the marketplace. It is possible that our products will fail to gain market acceptance for any number of reasons. If our products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

Force majeure events

The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results.

Adverse publicity

The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results.

SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITYHOLDERS

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	As Percentage
Angelo D'Anzi	3,300,000	Class A Common Stock	51.58%
The Estate of Carlo Brovero	1,500,000	Class A Common Stock	23.45%

RECENT OFFERINGS OF SECURITIES

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

Type of security sold: Common Stock*
Final amount sold: $1,374,075
Number of Securities Sold: 215,708
Use of proceeds: Operational Expenses
Date: April 30, 2023
Offering exemption relied upon: Regulation CF
*Subsequently converted into Class B Common Stock in 2025.

Type of security sold: Common Stock*
Final amount sold: $923,431
Number of Securities Sold: 150,403
Use of proceeds: Operational Expenses
Date: November 4, 2024
Offering exemption relied upon: Regulation CF
*Subsequently converted into Class B Common Stock in 2025.

Type of security sold: Class B Common Stock
Final amount sold: $281,796*
Number of Securities Sold: 79,156
Use of proceeds: Operational Expenses
Date: Various dates between February 4, 2025 and March 10, 2025
Offering exemption relied upon: Regulation D/Regulation S
*This private offering remains ongoing.

THE COMPANY'S SECURITIES

The Company's Securities

The Company has authorized Class A Common Stock and Class B Common Stock. As part of the Offering, the Company will be offering up to 491,291 shares of Class B Common Stock.

Securities Class Information for Current Regulation CF Offering

Class B Common Stock
The number of shares of authorized Class B Common Stock is 81,000,000 with a total of 2,231,033 shares of Class B Common Stock outstanding.

> **Voting Rights**
> The Class B Common Stock do not have voting rights.

> **Material Rights**
> Except for voting rights, the Class B Common Stock and Class A Common Stock have the same rights and preferences, including regarding dividends and liquidation preferences.

What it means to be a minority holder
As a minority holder of Class B Common Stock, with no voting rights, you will have limited rights in regards to the corporate actions of the Company, including additional issuances of securities, Company repurchases of securities, a sale of the Company or its significant assets, or Company transactions with related parties. Further, investors in this Offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the Company.

Securities Class Information for Other Authorized Securities

Class A Common Stock
The number of Class A Common Stock authorized is 19,000,000 with a total of 6,397,857 shares of Class A Common Stock outstanding.

> **Voting Rights**
> The Class A Common Stock have voting rights.

> **Material Rights**
> Except for voting rights, the Class B Common Stock and Class A Common Stock have the same rights and preferences, including regarding dividends and liquidation preference.

> **How the rights of these securities will affect the rights of the securities sold in the Regulation CF offering**
> Class A Common Stock carries the right to influence the corporate decisions of the Company while Class B Common Stock does not carry any voting rights.

Dilution

Investors should understand the potential for dilution. When an investor makes an investment in a class of securities that represents ownership in a company (common shares or interests are most common), the investor's percentage of ownership can go down over time, which is called dilution. An investor's stake in a company may be diluted due to the company issuing additional securities of the same class. In other words, when a company issues more securities that reflect ownership (or additional equity interests), the percentage of the company that an investor will own will go down, even though the value of the company may go up. The investor will own a smaller piece of a larger company. This increase in the number of securities outstanding could result from various other issuance types too, like a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into securities reflecting ownership of the same class.

If a company decides to issue more securities, an investor could experience value dilution, with each security being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per securities (though this typically occurs only if the company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

VALUATION

Pre-Money Valuation: $61,429,701

Transferability of securities

Pursuant to Regulation CF, for a year, the securities can only be resold:

• In an IPO;
• To the Company;
• To an accredited investor; and
• To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Form C. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Form C.

Results of Operations

Circumstances which led to the performance of financial statements:

Revenue

Revenue for fiscal year 2024 was $110,989 compared to $50,303 in fiscal year 2023. For 2024, revenue came from two customers, related party Arco Tech Srl for the provision of services and Fontana Systems for the sale of a Deletrcik VRB Flow Battery System (40KW, 200KWhr 20ft. container).

Cost of Sales

Cost of Sales for fiscal year 2024 was $270,000 compared to $43,143 in fiscal year 2023. We supplied systems for the sale of a Deletrcik VRB Flow Battery System (40KW, 200KWhr 20ft. container).

Gross Margins

Gross margins for fiscal year 2024 were $-159,011 compared to $-7,160 in fiscal year 2023.

Expenses

Expenses for fiscal year 2024 were $1,454,262 compared to $1,901,707 in fiscal year 2023. We decreased general costs, especially costs associated with warehouse space, personnel, and R&D.

Historical results and cash flows:

In 2023 and 2024, the Company continued to primarily operate in the pre-production stage and pre-revenue. We are of the opinion that the historical cash flows will not be indicative of the revenue and cash flows expected for the future. Past cash was primarily generated through equity investments.

Our goal is to begin manufacturing both residential and industrial battery systems in the second quarter 2025. To date, our company has focused on finalizing the industrialization of our unique battery system with 2 models, one for indoor installation and the second for outdoor installation. We believe we will be the first company to build and sell a vanadium flow battery for the residential market.

Liquidity and Capital Resources

As of March 14, 2025, the Company has approximately $200,000 in cash held in checking and savings accounts. Additionally, the Company has no material debts to third parties. The Company expects to sell existing products to finance its continuing research and development activities.

The Company does not anticipate any material capital expenditures.

Any Material Changes, Trends and Other Information known to Management subsequent to the period covered by the financial statements
N/A

DEBT:

The Company has the following outstanding debt:

Type of Loan: Shareholder

Principal Amount Outstanding: $20,000

Interest Rate: 9%

Security: None

Maturity Date: February 2026

RELATED PARTY TRANSACTIONS

Name of Person: Angelo D'Anzi

Relationship to Company: CEO and CTO

Nature/ amount of interest in the transaction: Over the period from 2017 to 2022, the Company accrued debt in the amount of $188,138.00 in back salary to our founder and CTO. This debt was salary that at the time could not be paid due to lack of funds and the need to focus our capital directly in the operations of the company. This debt was considered on the books as a non-interest loan. In 2023, the loan was paid in full. Additionally, an additional accrual of $127,500 was made to account for unpaid compensation to Mr. D'Anzi for the year 2024.

Name of Entity: Arco Tech Srl

Names of 20% owners: Angelo D Anzi

Relationship to Company: Vendor, Engineering Services Contractor

Nature/ amount of interest in the transaction: Arco Technologies, located in Bologna Italy, is an Engineering Service Provider to StorEn Technologies. Arco Technologies, which specializes in fuel cell design is periodically contracted to perform design services, testing services, manufacturing services, and European sales and support services for StorEn Technologies. StorEn Technologies also utilized the physical building in Bologna and has equipment and engineering personnel permanently located at this facility. In 2023, StorEn Technologies loaned Arco Technologies $200,000 to purchase manufacturing related equipment that is used by both Arco Technologies and StorEn Technologies. Ownership of the equipment remained with Arco (Italy based). The loan was offset in January 2025 against amounts owed by the Company to Arco for the provision of engineering services.

Name of Entity: Arco Tech Srl

Names of 20% owners: Angelo D Anzi

Relationship to Company: Engineering Contract Company

Nature/ amount of interest in the transaction: Arco Technologies, located in Bologna Italy is a design and development partner with StorEn Technologies. StorEn Technologies, on occasion hires Arco Technologies for design, development, manufacturing, and software development services. In 2023, we entered into a services agreement with Arco Technologies at a cost of $209,000. The services were satisfactorily performed and the invoices were paid in full.

Name of Entity: Arco Fuel Cells Srl

Names of 20% owners: Angelo D Anzi

Relationship to Company: Engineering Contract Company

On April 26, 2022, the Company and related party Arco Fuel Cells Srl entered into a Product Design Service Agreement ("Original Arco PO") to be retroactively effective as from April 1, 2022. Said agreement required a set of deliverables to be completed no later than August 23, 2022. Total cost for the services was set in $300,000. On August 24, 2022 the Original Arco PO expired and the Company and Arco FC Srl entered into a new Product Design Service Agreement ("Current Arco PO"). Said agreement requires a set of deliverables to be completed no later than August 23, 2025. Total cost for the services is set in $300,000. No expense or accruals relating to these agreements have been recognized in 2024.

Additionally, the Company uses a physical warehouse in Italy, which is provided free of charge by related party Arco Fuel Cells Srl.

Name of Person: John Davis

Relationship to Company: Director and Former CEO

Nature/ amount of interest in the transaction: Pursuant to the Company's former CEO, John Davis, stepping down from his position on December 12, 2024, the Company agreed to pay him an aggregate sum of $112,050 during 2025 relating to unpaid compensation ($109,250) and unpaid health insurance reimbursement ($2,800). A corresponding payable was accrued at year end 2024 and is included in the "other current payables" item. As of the date of this Form C, the outstanding amounts have yet to be paid.

USE OF PROCEEDS

The Company anticipates using the proceeds from this Offering (not including proceeds from the Investor Transaction Fee) in the following manner:

Purpose or Use of Funds	Allocation of Proceeds for a Target Offering Amount Raise	Percentage of Proceeds for a Target Offering Amount Raise	Allocation of Proceeds for a Maximum Offering Amount Raise	Percentage of Proceeds for a Maximum Offering Amount Raise
Intermediary Fees*	$1,701	8.5%	$306,249	8.5%
Employment(1)	$6,224	31.11%	$1,120,872	31.11%
Operation(2)	$5,492	27.45%	$989,005	27.45%
Inventory(3)	$6,590	32.94%	$1,186,806	32.94%
Total	$20,006+	100%	$3,602,932+	100%

+These figures are rounded to the nearest whole dollar.

*In addition to the eight percent (8.5%) cash commission on cash proceeds received in the Offering, the Intermediary will also receive a one-time $40,000 payment and a $12,000 monthly fee. Additionally, this figure excludes fees to Company's advisors, such as attorneys and accountants. Lastly, the Company will charge each Investor who invests in the Offering an Investor Transaction Fee of three percent (3.0%) of the Investor's investment amount, which is not reflected in the table above.

The Company has discretion to alter the use of proceeds set forth above to adhere to the Company's business plan and liquidity requirements. For example, economic conditions may alter the Company's general marketing or general working capital requirements.

Set forth below are reasonably specific descriptions of how we intend to use the net proceeds of this Offering for any category in excess of ten percent (10%) in the table above intended to assist you in understanding how the offering proceeds will be used.

(1) These proceeds will be used for employment salaries and benefits for a 2 year period based on the current number of employees and contractors.

(2) These proceeds will be used for the core activities related to the production, management, and delivery of goods and services. This includes supply chain management, logistics, process optimization, quality control, resource allocation, and day-to-day operational execution to ensure efficiency and effectiveness.

(3) These proceeds will be used to purchase inventory as the Company continues to expand and grow its business.

Disqualification

No disqualifying event has been recorded in respect to the Company or its officers or directors.

Neither the Company nor its officers or directors, nor its controlling persons, are subject to any matters that would have triggered disqualification but occurred prior to May 16, 2016.

Compliance Failure

The Company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Progress Updates

Updates regarding the Issuer's progress towards meeting its target amount can be found at invest.storen.tech.

Tax Matters

EACH PROSPECTIVE PURCHASER SHOULD CONSULT WITH HIS OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE PURCHASER OF THE PURCHASE, OWNERSHIP AND SALE OF THE PURCHASER'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

In addition to the restrictions pursuant to Regulation CF, investors have additional contractual restrictions on being able to transfer the securities purchased in this offering. The restrictions require the Company to approve before any transfer may be made.

OTHER INFORMATION

Bad Actor Disclosure

None

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website, no later than 120-days after the Company's fiscal year end. The annual reports will be updated on the Company's website www.storen.tech.

The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

Neither the Company nor any of its predecessors (if any) previously failed to comply with the congoing reporting requirement of Regulation CF.

INVESTMENT PROCESS

Investment Confirmation Process

In order to purchase the Securities, you must make a commitment to purchase by completing the subscription process hosted by the Intermediary at invest.storen.tech, including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies. If an Investor makes an investment commitment under a name that is not their legal name, they may be unable to redeem their Security indefinitely, and neither the Intermediary nor the Company are required to correct any errors or omissions made by the Investor.

Investor funds will be held in escrow with the Escrow Agent until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Target Date, or such earlier time as such earlier time the Company designates pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary. If an Investor does not cancel an investment commitment before the 48-hour period prior to the Target Date, the funds will be released to the issuer upon closing of the Offering and the Investor will receive the Securities in exchange for his or her investment.

The Company will notify Investors when the Target Offering Amount has been reached. If the Company reaches the Target Offering Amount prior to the Target Date, it may close the Offering early provided (i) the expedited Target Date must be twenty-one (21) days from the time the Offering opened, (ii) the Company must provide at least five (5) business days' notice prior to the expedited Target Date to the Investors and (iii) the Company continues to meet or exceed the Target Offering Amount on the date of the expedited Target Date.

Rolling and Early Closings: The Company may elect to undertake rolling closings, or an early closing after it has received investment interests for its Target Offering Amount. During a rolling closing, those investors that have committed funds will be provided five days' notice prior to acceptance of their subscriptions, release of funds to the Company, and issuance of securities to the investors. During this time, the Company may continue soliciting investors and receiving additional investment commitments. Investors should note that if investors have already received their Securities, they will not be required to reconfirm upon the filing of a material amendment to the Form C. In an early closing, the Offering will terminate upon the new target date ("Revised Target Date"), which must be at least five days from the date of the notice.

Investment Cancellations: Investors will have up to 48 hours prior to the Target Date or Revised Target Date, whichever is earlier to change their minds and cancel their investment commitments for any reason. Once the date is within 48 hours of the earlier of the two dates, Investors will not be able to cancel for any reason, even if they make a commitment during this period, and Investors will receive their securities from the Issuer in exchange for their investment.

Notifications: Investors will receive periodic notifications regarding certain events pertaining to this Offering, such as the Company reaching its Target Offering Amount, the Company making an early closing, the Company making material changes to its Form C, and the Offering closing at its Target Date.

Material Changes: Material changes to an offering include but are not limited to:
A change in minimum offering amount, change in security price, change in management, etc. If Company makes a material change to the offering terms or other information disclosed, including a change to the Target Date, or Revised Target Date, Investors will be given five business days to reconfirm their investment commitment. If Investors do not reconfirm, their investment will be canceled, and the funds will be returned.

Investor Limitations

Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest up to the greater of either $2,500 or 5% of the greater of their annual income or Net worth. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000. If the investor is an "accredited investor" as defined under Rule 501 of Regulation D under the Securities Act, as amended, no investment limits apply.

Updates

Information regarding updates to the offering and to subscribe can be found at invest.storen.tech, as required by Regulation CF.

ADDITIONAL INFORMATION

The summaries of, and references to, various documents in this Form C do not purport to be complete and in each instance reference should be made to the copy of such document which is either an appendix to this Form C or which will be made available to Investors and their professional advisors upon request.

Prior to making an investment decision regarding the Securities described herein, prospective Investors should carefully review and consider this entire Form C. The Company is prepared to furnish, upon request, a copy of the forms of any documents referenced in this Form C. The Company's representatives will be available to discuss with prospective Investors and their representatives and advisors, if any, any matter set forth in this Form C or any other matter relating to the Securities described in this Form C, so that prospective Investors and their representatives and advisors, if any, may have available to them all information, financial and otherwise, necessary to formulate a well-informed investment decision. Additional information and materials concerning the Company will be made available to prospective Investors and their representatives and advisors, if any, at a mutually convenient location upon reasonable request.

STOREN TECHNOLOGIES, INC.
A Delaware Corporation

Financial Statements

Years ending December 31, 2024 and
December 31, 2023

STOREN TECHNOLOGIES, INC.
FINANCIAL STATEMENTS
Years ending December 31, 2024 and December 31, 2023

Table of Contents



PARTNERS
Certified Public Accountants

15800 Pines Blvd. Suite 3002
Pembroke Pines, FL 33027
Telephone: 954-362-5195
Fax: 954-430-8776

INDEPENDENT AUDITORS' REPORT

To the Stockholders of
Storen Technologies, Inc.

Report on the Audit of the Financial Statements

Opinion

We have audited the accompanying financial statements of Storen Technologies, Inc., which comprise the balance sheets as of December 31, 2024 and 2023, and the related statements of operation and stockholder's equity, and cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of Storen Technologies, Inc. as of December 31, 2024 and 2023, and the results of its operations and its cashflow for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditors' Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent Storen Technologies, Inc. and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about Storen Technologies, Inc.'s ability to continue as a going concern within one year after the date that the financial statements are available to be issued.



Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements, including omissions, are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.

- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Storen Technologies, Inc.'s internal control. Accordingly, no such opinion is expressed.

- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt Storen Technologies, Inc's ability to continue as a going concern for a reasonable period of time.



15800 Pines Blvd. Suite 3002
Pembroke Pines, FL 33027
Telephone: 954-362-5195
Fax: 954-430-8776

BAS PARTNERS
Certified Public Accountants

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.



BAS Partners LLC

Pembroke Pines, Florida
March 11, 2025

STOREN TECHNOLOGIES, INC.
BALANCE SHEETS
Years ending December 31, 2024 and 2023

	12/31/24	12/31/23
ASSETS		
Current Assets		
Cash and cash equivalents	$ 34,936	$ 238,681
Receivables	115,989	
Other current receivables	49,586	65,195
Advances to Suppliers	6,985	6,985
Inventory	24,445	294,445
Loans to related parties - Arco Tech Srl	0	200,000
Investments	698,720	698,720
Total Current Assets	930,661	1,504,026
Non-Current Assets		
Property and equipment, net	113,160	182,993
Right of Use Asset	0	151,503
Other Assets	3,130	8,610
Total Non-Current Assets	116,290	343,106
TOTAL ASSETS	$ 1,046,951	$ 1,847,132
LIABILITIES AND STOCKHOLDER'S EQUITY / (DEFICIT)		
Liabilities		
Current Liabilities		
Accounts payable	$ -	$ -
Other Current Liabilities	292,895	41,189
Related party Loan	-	-
Right of Use Liability	0	90,757
Total Current Liabilities	318,398	131,946
Non-Current Liabilities		
Right of Use Liability	0	65,994
Total Non-Current Liabilities	0	65,994
Total Liabilities	318,398	197,940
Commitments & Contingencies		
Stockholder's Equity / (Deficit)		
Common Stock, 0.00001 par, 100,000,000 shares authorized		
8,576,144 and 8,378,617 shares issued and outstanding ,		
as of Decemebr 31st, 2024, and December 31st, 2023, respectively.	85	83
Additional paid-in capital	9,998,802	9,250,645
Treasury Stock	-113,563	-113,563
Accumulated deficit	-9,156,771	-7,487,973
Total Stockholder's Equity / (Deficit)	728,553	1,649,192
TOTAL LIABILIITES AND STOCKHOLDER'S EQUITY / (DEFICIT)	$ 1,046,951	$ 1,847,132

The accompanying notes are an integral part of these financial statements.

STOREN TECHNOLOGIES, INC.
STATEMENTS OF OPERATIONS
Years ending December 31, 2024 and 2023

	12/31/24	12/31/23
Net revenues	$ 110,989	$ 50,303
Cost of goods sold	-270,000	-43,143
Gross profit / (loss)	-159,011	7,160
Operating expenses:		
General and administrative	1,043,369	1,231,040
Research and development	204,492	413,495
Sales & marketing	144,768	227,424
Depreciation Expense	61,633	29,748
Total Operating Expenses	1,454,262	1,901,707
Loss from operations	-1,613,273	-1,894,547
Other Income / (Expense):		
Other income / (expense)	-55,525	-2,836
Total Other Income / (Expense)	-55,525	-2,836
Loss before benefit / (provision) for income taxes	-1,668,798	-1,897,383
Net Loss	$ -1,668,798	$ -1,897,383
Basic and diluted net loss per share	$ -0.23	$ -0.23
Weighted average shares outstanding - basic and diluted	8,487,260	8,337,996

The accompanying notes are an integral part of these financial statements.

STOREN TECHNOLOGIES, INC.
STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY
Years ending December 31, 2024 and 2023

	Common Stock			Additional Paid-in Capital	Treasury Stock	Subscription Receivable	Accumulated Deficit	Total Stockholder's Equity / (Deficit)
	Shares	$	Amount					
Balance at December 31, 2022	8,277,617	$	82	$ 8,266,685	-113,563	$ -	$ -5,590,590	$ 2,562,614
Issuance of common stock	120,758		1	729,353	-	-	-	729,354
Deposit Hold Release	-		-	254,607	-	-	-	254,607
Net loss	-		-	-	-	-	-1,897,383	-1,897,383
Balance at December 31, 2023	8,398,375	$	83	$ 9,250,645	-113,563	$ -	$ -7,487,973	$ 1,649,192
Issuance of common stock	177,769		2	748,157	-	-	-	748,159
Deposit Hold Release	-		-	0	-	-	-	0
Net loss	-		-	-	-	-	-1,668,798	-1,668,798
Balance at December 31, 2024	8,576,144	$	85	$ 9,998,802	-113,563	$ -	$ -9,156,771	$ 728,553

The accompanying notes are an integral part of these financial statements.

STOREN TECHNOLOGIES, INC.
STATEMENT OF CASH FLOW
Years ending December 31, 2024 and 2023

	12/31/24	12/31/23
Cash Flows From Operating Activities		
Net Loss	$ -1,668,798	$ -1,897,383
Adjustments to reconcile net loss to cash		
used in operating activities:		
Depreciation	61,633	29,748
ROU	-5,248	1,859
(Payments) / proceeds on related party loans	-	-
Changes in operating assets and liabilities:		
(Increase) / Decrease in other current receivables	15,609	46,024
(Increase) / Decrease in other trade receivables	-115,989	
(Increase) / Decrease in advances to suppliers	0	242,915
(Increase) / Decrease in inventory	270,000	-171,060
(Increase) / Decrease in deposits	5,480	2,624
Increase / (Decrease) in accounts payable	25,503	-328,645
Increase / (Decrease) in other current liabilities	251,706	-27,303
Net Cash Used In Operating Activities:	-1,160,104	-2,101,221
Cash Flows from Investing Activities		
Loans to related parties - ARCO Tech Srl	200,000	-200,000
Disposal (Purchase) of Investments	-	-
Disposal (Purchase) of property and equipment	8,200	-51,332
Net Cash Used In Investing Activities:	208,200	-251,332
Cash Flows from Financing Activities		
Loans to related parties	0	-188,138
Proceeds from issuance of common stock	748,159	983,961
Payments from buy-back of treasury stock	0	0
Net Cash Provided By Financing Activities:	748,159	795,823
Net Change in Cash	-203,745	-1,556,730
Cash at Beginning of Period	238,681	1,795,411
Cash at End of Period	$ 34,936	$ 238,681

STOREN TECHNOLOGIES, INC.
STATEMENT OF CASH FLOW
Years ending December 31, 2024 and 2023

NOTE 1: NATURE OF OPERATIONS

StorEn Technologies, Inc. (the "Company"), is a corporation organized under the laws of the State of Delaware. The Company is developing patent-pending Vanadium Flow Batteries for efficient and cost- effective energy storage. The Company is headquartered in the U.S. and has operations in Italy through a divisional office.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). The preparation of the financial statements in conformity with GAAP requires the use of estimates and assumptions that affect the amounts reported in the financial statements and the accompanying notes. While management believes that such estimates are reasonable when considered in conjunction with the Company's financial position, actual results could differ materially from those estimates.. The Company adopted the calendar year as its basis of reporting.

Sales and Marketing Costs

Sales and marketing costs, including advertising costs, are expensed when incurred. Total advertising costs incurred for the periods ended December 31, 2024 and 2023 totaled $144,768 and $227,424, respectively.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are carried at their estimated collectible amounts. Accounts receivable are periodically evaluated for collectability based on past credit history with clients and other factors. Provisions for losses on accounts receivable are determined on the basis of loss experience, known and inherent risk in the account balance, and current economic conditions.
For fiscal years beginning after December 15, 2022, ASC 326, or the Current Expected Credit Loss (CECL) standard, was effective for all entities, requiring these to estimate and recognize expected credit losses on financial assets, such as loans and debt securities, based on historical experience, current conditions, and reasonable forecasts.
We implemented ASC 326 with no material change to the financial statements.
As of December 31, 2024 and December 31, 2023, the Company carried receivables towards related party Arco Tech, Srl for $ 3,969 relative to the provision on research and development services and $112,050 towards customer Fontana Systems Inc. relative to the sale of (i) a Delectrik system ($107,050) and (ii) sundry components ($ 5,000).

Subscription Receivable

The Company records stock issuances at the effective date. If the subscription is not funded upon issuance, the Company records a subscription receivable as an asset on a balance sheet. When subscription receivables are not received prior to the issuance of financial statements at a reporting date in satisfaction of the requirements under FASB ASC 505-10-45-2, the subscription is reclassified as a contra account to stockholders' equity on the balance sheet.

NOTE 2:   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Inventory & Shipping and Handling Costs

Inventory is stated at the lower of cost or market and accounted for using the specific identification method. The inventory balances as of December 31, 2024 and December 31, 20223 are recorded as current assets on the balance sheet and totaled $24,445 and $294,445 as of December 31, 2024 and December 31, 2023. Pursuant to the sale of a Delectrik system to Fontana Systems, inventory only consists of sundry components acquired between 2022 and 2023.

Property and Equipment

Property and equipment are recorded at cost when purchased. Depreciation is recorded for property and equipment using the straight-line method over the estimated useful lives of assets. The Company reviews the recoverability of all long-lived assets, including the related useful lives whenever events or changes in circumstances indicate that the carrying amount of a long-lived asset might not be recoverable, and depreciates equipment over its useful life. As of December 31, 2024, The Company's property and equipment consisted of furniture.

Fair Value of Financial Instruments

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

   Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

   Level 2 – Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities inactive markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

   Level 3 – Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheets approximate their fair value.

The Company's investment assets are measured at cost basis as of December 31, 2024 and December 31, 2023 but were considered at current fair value as of December 31, 2024 and December 31, 2023 for the purposes of impairment analysis.

NOTE 2:   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Investments - Other

The Company has an investment in a privately held company, that is also a related party as the Company's Chief Technology Officer owns the Company receiving the investment. The Company's accounting for investments in investments depends on several factors, including level of ownership, power to control, and the legal structure of the entity making the investment as this Company does not have readily determinable fair values. Accordingly, the Company accounts for this investment using the cost method, less adjustments for impairment. The Company made an investment of $110,920 during the year ended December 31, 2020 and a further one of $587,800 during the following year. At each reporting period, management reviews each investment for indication of impairment, such as financial difficulties or bankruptcy, or other information reported to the Company that would indicate there has been a decline in the value of the investment. Any amounts identified are deemed impaired and adjusted accordingly. No impairment charges were deemed necessary as of December 31, 2024 and December 31, 2023. The carrying amount for the investments was thus $698,720 as of December 31, 2024 and December 31, 2023.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, Revenue from Contracts with Customers, when delivery of goods or completion of services has occurred provided there is persuasive evidence of an agreement, acceptance has been approved by its customers, the fee is fixed or determinable based on the completion of stated terms and conditions, and collection of any related receivable is probable. The Company typically collects payment upon sale and recognizes the revenue when the item has shipped and has fulfilled their sole performance obligation. Revenues are recognized on these arrangements after the pre-sold units are produced and fulfilled to the customers, and all other revenue recognition criteria are achieved.

During the period ending December 31, 2024 revenue came from two customers, related party Arco Tech, Srl. for the provision of services and Fontana Systems for the sale of a Deletrcik VRB Flow Battery System 40KW, 200KWhr 20ft. container.

Research and Development

Research and development costs are expensed as incurred, with such expenses totaling $204,492 and $413,495 for the periods ended December 31, 2024 and 2023 respectively. With regards to expenses incurred in the period ended December 31, 2024 these were quasi-entirely relative to engineering services commissioned to related party Arco Tech Inc.. for:
- BMS development passive 2 amp;
- Residential Unit Design;
- ESS Software Design.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Stock-Based Compensation

During the year ended December 31, 2019, the Company early adopted ASU – 2018-07, which simplifies stock-based compensation issued to non-employees. The Company accounts for stock-based compensation to both employee and non-employees in accordance with ASC 718, *Compensation – Stock Compensation*. Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period, which is generally the option vesting period. The Company uses the Black-Scholes option pricing model to determine the fair value of stock options.

Deferred Offering Costs

The Company complies with the requirements of FASB ASC 340-10-S99-1 with regards to offering costs. Prior to the completion of an offering, offering costs are capitalized. The deferred offering costs are charged to stockholders' equity upon the completion of an offering or to expense if the offering is not completed.

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, *Income Taxes*. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will be realized. The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements. The Company has determined that there are no material uncertain tax positions, aside from that discussed below. The Company accounts for income taxes with the recognition of estimated income taxes payable or refundable on income tax returns for the current period and for the estimated future tax effect attributable to temporary differences and carryforwards. Measurement of deferred income items is based on enacted tax laws including tax rates, with the measurement of deferred income tax assets being reduced by available tax benefits not expected to be realized in the immediate future.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income Taxes (Continued)

The Company has cumulative tax loss positions of $ 8,929,532 and $7,260,734 as of December 31, 2024 and December 31, 2023, respectively. Therefore, the Company has deferred tax assets of $2,330,608 and $1,895,052 as of December 31, 2024 and December 31, 2023, respectively from this net operating loss carryforward and other book-to-tax differences, calculated using the Company's combined effective Federal and state income tax rate of 26.1%. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely. Due to the uncertainty as to the Company's ability to generate sufficient taxable income in the future to utilize this deferred tax asset for future tax benefit, the Company has recorded a full valuation allowance to reduce the net deferred tax asset to zero as of December 31, 2024 and December 31, 2023.

Due to the full valuation allowance, no provision for tax was recorded for the period ended December 31, 2024. The Company owes no federal or state tax as of December 31, 2024. All tax periods since inception remain open to examination by the taxing jurisdictions to which the Company is subject.

Basic Income/(Loss) per Common Share

Basic income (loss) per share is calculated by dividing the Company's net loss applicable to common shareholders by the weighted average number of common shares during the period. Diluted earnings per share is calculated by dividing the Company's net loss available to common shareholders by the diluted weighted average number of shares outstanding during the year. The diluted weighted average number of shares outstanding is the basic weighted number of shares adjusted for any potentially dilutive debt or equity.

NOTE 3: GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. Notwithstanding that the Company is in a working capital position of $ 612,263, the Company is in a cumulative net loss position of $ 9,156,771 as of December 31, 2024, had negative cash flows from operations of $ 1,160,104 and a net loss of $ 1,668,798 for the year ending December 31, 2024. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 4: STOCKHOLDERS' EQUITY

Offering of Common Stock

On 18 December 2024 the Company resolved to authorize a further 90,000,000 shares, thus bringing the authorized total to 100,000,0000 of which 81,000,000 are Class B (non-voting) and the remaining 19,000,000 Class A (voting). All 100,000,000 shares bear a $0.00001 par value. As of December 31, 2024, and December 31, 2023 8,576,144 and 8,398,375 shares of common stock, were issued and outstanding, respectively. During the periods ended December 31, 2024 and December 31, 2023, the Company raised gross proceeds of $ 748,157 and $ 729,353, respectively, in an offering of its common stock pursuant to an offering under Regulation Crowdfunding, issuing 177,769 and 120,758 shares of common stock.

Common Stock Purchase Agreement

On July 1, 2022 the Company and related party Arco Fuel Cells Srl terminated the common stock purchase agreement originally entered upon on October 1, 2021 due to the commercial relationship between the parties having evolved in a way that made the aforementioned agreement no longer strategically appropriate. Accordingly, 97,967 of the Company's authorized shares were cancelled (less than $1.00 par value) and the associated $587,801 receivable due for additional paid-in capital was thus written off.

Stock buy back

On December 12, 2022 the Company and related party Arco Technologies Inc. entered into an agreement by which StorEn agreed to repurchase 26,410 shares of its own common stock from Arco Technologies Inc. at a purchase price of $4.3 per share, or $113,563 in the aggregate.

Stock Cancellation

On July 17, 2023 the Company resolved to cancel 101,000 yet to be issued common shares.

NOTE 5: CONTINGENCIES

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matter will have a material adverse effect on its business, financial condition or results of operations.

NOTE 6: RELATED PARTY TRANSACTIONS

Common stock purchase agreement with Arco Fuel Cells Srl

In 2020, during their first crowdfunding campaign, We acquired $110,920 in Arco Fuel Cells srl shares equal to 1.046% of current outstanding shares. In 2021, during their second crowdfunding campaign We acquired a further $587,800 in Arco Fuel Cells Srl shares, equal to 1.246% of current outstanding shares. As of December 31, 2022 We thus owned 2.292% of currently outstanding Arco Fuel Cells Srl shares.

NOTE 6: RELATED PARTY TRANSACTIONS (Continued)

Upon the first investment We made, Arco Fuel Cells Srl made a $100,920 investment in Our share capital, and acquired 26,410 shares. Upon Our second investment, Arco Fuel Cells srl committed to a further $587,002 investment in order to acquire 97,967 of our shares. The second investment made by Arco Fuel Cell also generated a $587,001 subscription receivable.

In the fall of 2022 the agreement by which Arco Fuel Cells srl committed to the second investment in Our share capital was terminated by both parties. As a result, We bought back the 26,410 shares which Acro Fuel Cells srl had acquired in their first investment – these are now part of treasury stock – and the 97,967 shares which were the object of the second investment commitment, were cancelled.

Use of Italian Warehouse

The Company uses a physical warehouse in Italy, which is provided free of charge by related party Arco Fuel Cells Srl.

Expenses and accruals from related party transactions

During 20204 We paid an aggregate amount of $ 200,000 for engineering services provided by related party Arco Tech Srl:

- BMS development passive 2 amp;
- Residential Unit Design;
- ESS Software Design.

Service Agreement

On April 26, 2022, the Company and related party Arco Fuel Cells Srl entered into a Product Design Service Agreement ("Original Arco PO") to be retroactively effective as from April 1, 2022. Said agreement required a set of deliverables to be completed no later than August 23, 2022. Total cost for the services was set in $300,000.
On August 24, 2022 the Original Arco PO expired and the Company and Arco FC Srl entered into a new Product Design Service Agreement ("Current Arco PO"). Said agreement requires a set of deliverables to be completed no later than August 23, 2025. Total cost for the services is set in $300,000.
No expense or accruals relating to these agreements have been recognized in 2024.

Loan to related party

On January 2nd, 2023, the Company entered into an unsecured, non-interest bearing loan agreement with related party Arco Tech Srl for the sum of $ 200,000 which was set to be paid back on January 1st, 2025 in a lump sum. The loan offset against P.O. # 0224 rev. 1 relative to the provision of engineering services by Arco Tech srl.

NOTE 6:   RELATED PARTY TRANSACTIONS (Continued)

Payments to Directors and Officers

Pursuant to former CEO John Davis stepping down from his position on December 12, 2024, We agreed to pay him an aggregate sum of $ 112,050 during 2025 relating to unpaid compensation ($109,250) and unpaid health insurance reimbursement ($2,800). A corresponding payable was thus accrued at year end and is included in the "other current payables" item. As of the drafting of these financial statements, the outstanding amount is yet to be paid.

A further $127,500 accrual also included in other current payables was made to account for unpaid compensation of Mr. Angelo D'Anzi who has was appointed CEO on December 12, 2024.

NOTE 7:   LEASES

Under Topic 842, a contract is a lease, or contains a lease, if the contract conveys the right to control the use of identified property, plant, or equipment (an identified asset) for a period of time in exchange for consideration. To determine whether a contract conveys the right to control the use of an identified asset for a period of time, an entity shall assess whether, throughout the period of use, the entity has both of the following: (a) the right to obtain substantially all of the economic benefits from use of the identified asset; and (b) the right to direct the use of the identified asset. The Company no longer leases any facilities in the US.

NOTE 8:   RECENT ACCOUNTING PRONOUNCEMENTS

In January 2017, the FASB issued ASU 2017-04, *Intangibles – Goodwill and Other (Topic 350), simplifying Accounting for Goodwill Impairment* ("ASU 2017-04"). ASU 2017-04 removes the requirement to perform a hypothetical purchase price allocation to measure goodwill impairment. A goodwill impairment will now be the amount by which a reporting unit's carrying value exceeds its fair value, not to exceed the carrying amount of goodwill. The amendments in this update are effective for public entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2020. For all other entities, the amendment is effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. The Company is currently evaluating the impact the adoption of ASU 2017-04 will have on the Company's financial statements.

In August 2020, FASB issued ASU 2020-06, *Accounting for Convertible Instruments and Contracts in an Entity; Own Equity* ("ASU 2020-06"), as part of its overall simplification initiative to reduce costs and complexity of applying accounting standards while maintaining or improving the usefulness of the information provided to users of financial statements.

NOTE 8: RECENT ACCOUNTING PRONOUNCEMENTS (Continued)

Among other changes, the new guidance removes from GAAP separation models for convertible debt that require the convertible debt to be separated into a debt and equity component, unless the conversion feature is required to be bifurcated and accounted for as a derivative or the debt is issued at a substantial premium. As a result, after adopting the guidance, entities will no longer separately present such embedded conversion features in equity, and will instead account for the convertible debt wholly as debt. The new guidance also requires use of the "if-converted" method when calculating the dilutive impact of convertible debt on earnings per share, which is consistent with the Company's current accounting treatment under the current guidance. The guidance is effective for consolidated financial statements issued for fiscal years beginning after December 15, 2021, and interim periods within those fiscal years, with early adoption permitted, but only at the beginning of the fiscal year. The Company does not have any outstanding convertible instruments, neither in the form equity, nor in the form of debt.

Management does not believe that any recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

NOTE 9: SUBSEQUENT EVENTS

The company has evaluated all events or transactions that incurred after December 31, 2024 through March 11, 2025, which is the date that the financial statements were available to be issued. Based on this evaluation, no material events were identified which require adjustment or disclosure in these financial statements.

Stock Issuance

During the first two months of 2025 a further 43,570 shares were issued via a private placement, bringing the total number of outstanding shares to 8,619,714. Proceeds from the issuance were equal to $ 105,107.

LIMITED TIME TO RECEIVE 30% BONUS SHARES 2 Days 13 Hrs 21 Mins 40 Secs

STOREN Energy you can depend on

Problem Solution Market Potential Expansion Perks Team Discussion FAQs **INVEST NOW**

The Future of Safer, Smarter Batteries

We're transforming the $20B[1] residential energy storage market with our proprietary non-flammable battery systems, a first-of-its-kind technology for home use. Join 9,000+ investors backing the next big breakthrough in energy storage.

INVEST NOW

$7.12 Share Price

$939.84* Min. Investment

SEC Filings Offering Circular Investor Education

HIGHLIGHTS

Investment Highlights



9,000+
investors and $12.5M+ raised



$90B+
market projected for 2033[2]



$8M+
in projected sales from pre-orders

PROBLEM

Lithium Batteries Are Flammable & Short-Lived

Lithium batteries dominate energy storage today but their drawbacks are many.







~5-year lifespan[4]

Many people expect key systems like energy storage or cars to function reliably for 20+ years, but this doesn't reflect reality.

Fire hazards

Overheating is a huge safety concern with batteries that support home energy storage, electric vehicles, and telecom.

Electronic waste

A shorter lifespan on lithium batteries means frequent replacements, which leads to more toxic waste.

SOLUTION

7x Longer-Lasting, Safer Batteries for Home Use

Vanadium flow batteries are already used across industries. We're making it simple for consumers to adopt them as well. Designed for longer life and lower hazard, our batteries are designed to outperform lithium in every way.



Unmatched 20-year lifespan:
20,000 cycles for decades of reliable use.



Non-flammable design:
Liquid electrolyte design eliminates fire risk entirely.



100% recyclability:
Better for the future of our planet.



50% higher power density:
Higher than any other vanadium flow battery.





VRB Built in Module

Cost-effectiveness:
An Industry-leading cost per cycle of just $0.04.



Compact, appliance-like design:
Fits seamlessly in residential garages or small commercial spaces.



Plug-and-play functionality:
Ensures easy installation and hassle-free operation.

*Based on internal testing

INVEST NOW







VANADIUM FLOW BATTERY
ADVANTAGES
LONG LIFESPAN & NO CAPACITY LOSS OVER TIME
COMPLETELY SAFE / NOT FLAMMABLE
ECO-FRIENDLY, COMPLETELY RECYCLABLE

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Learn all you need to know about becoming a StorEn shareholder.

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MARKET POTENTIAL

Tapping Into a $90B Opportunity

The residential energy storage market is projected to surpass $90B by 2033.[4]

We're the first vanadium flow battery targeting this market—100% of current solutions rely on lithium batteries.

Expanding into telecom and microgrid, both markets valued at billions annually.

Tesla holds a 62% market share, meaning there's plenty of room for our disruptive technology to compete.[3]



TRACTION

Millions in Projected Revenue

With a fast-growing investor community and manufacturing capacity, we're set to become a leader in the energy storage revolution.

$540,000 in pre-orders

from our V5 Club Investor Purchase Program.

$8M in projected revenue

driven by a backlog extending through 2025.

INVEST NOW

PERKS

Time Based Bonus + Volume Based

Time-Based Bonus Shares:

LIMITED TIME LEFT TO INVEST 2 Days 13 Hrs 21 Mins 35 Secs

Funded Investment Amount Received By:*

Class B Common Stock Bonus shares

RECEIVE

30%



30%
BONUS SHARES

Large Investor Bonus Shares:

INVEST $5,000.00+	INVEST $10,000.00+	INVEST $15,000+
RECEIVE **10%** BONUS SHARES	RECEIVE **15%** BONUS SHARES	RECEIVE **30%** BONUS SHARES
INVEST NOW	INVEST NOW	INVEST NOW

EXPANSION

Scaling for Global Impact

As demand for safer and more sustainable energy solutions grows, we're scaling to meet the challenge:



Scaling Manufacturing:

Expanding production capacity to fulfill increasing orders across residential, telecom, and industrial sectors.



Global Reach:

Plans are in motion to bring our innovative technology to international markets, leveraging partnerships and strategic alliances.



TEAM

Led by Visionaries in Energy Storage

StorEn's leadership combines expertise in battery technology and business development.







Angelo D'Anzi
CEO
READ MORE ⌄

Peter Koley
Member of the Board
READ MORE ⌄

John Davis
Member of the Board
READ MORE ⌄



Jessica Ann
CMO
READ MORE ⌄



Davide Biggi
CFO
READ MORE ⌄

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FAQs

1. Why invest in startups? ✕

Regulation CF allows investors to invest in startups and early-growth companies. This is different from helping a company raise money on Kickstarter; with Regulation CF Offerings, you aren't buying products or merchandise - you are buying a piece of a company and helping it grow.

2. How much can I invest? ✕

Accredited investors can invest as much as they want. But if you are NOT an accredited investor, your investment limit depends on either your annual income or net worth, whichever is greater. If the number is less than $124,000, you can only invest 5% of it. If both are greater than $124,000 then your investment limit is 10%.

3. How do I calculate my net worth? ✕

To calculate your net worth, just add up all of your assets and subtract all of your liabilities (excluding the value of the person's primary residence). The resulting sum is your net worth.

4. What are the tax implications of an equity crowdfunding investment? ✕

We cannot give tax advice, and we encourage you to talk with your accountant or tax advisor before making an investment.

5. Who can invest in a Regulation CF Offering? ✕

Individuals over 18 years of age can invest.

6. What do I need to know about early-stage investing? Are these investments risky? ✕

There will always be some risk involved when investing in a startup or small business. And the earlier you get in the more risk that is usually present. If a young company goes out of business, your ownership interest could lose all value. You may have limited voting power to direct the company due to dilution over time. You may also have to wait about five to seven years (if ever) for an exit via acquisition, IPO, etc. Because early-stage companies are still in the process of perfecting their products, services, and business model, nothing is guaranteed. That's why startups should only be part of a more balanced, overall investment portfolio.

7. When will I get my investment back? ✕

The Common Stock (the "Shares") of StorEn (the "Company") are not publicly-traded. As a result, the shares cannot be easily traded or sold. As an investor in a private company, you typically look to receive a return on your investment under the following scenarios: The Company gets acquired by another company. The Company goes public (makes an initial public offering). In those instances, you receive your pro-rata share of the distributions that occur, in the case of acquisition, or you can sell your shares on an exchange. These are both considered long-term exits, taking approximately 5-10 years (and often longer) to see the possibility for an exit. It can sometimes take years to build companies. Sometimes there will not be any return, as a result of business failure.

8. Can I sell my shares? ✕

Shares sold via Regulation Crowdfunding offerings have a one-year lockup period before those shares can be sold under certain conditions.

9. Can I sell my shares? ✕

In the event of death, divorce, or similar circumstance, shares can be transferred to:
• The company that issued the securities;
• An accredited investor;
• A family member (child, stepchild, grandchild, parent, stepparent, grandparent, spouse or equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, including adoptive relationships).

10. What happens if a company does not reach their funding target? ✕

If a company does not reach their minimum funding target, all funds will be returned to the investors after the close of the offering.

11. How can I learn more about a company's offering? ✕

All available disclosure information can be found on the offering pages for our Regulation Crowdfunding offering.

12. What if I change my mind about investing? ✕

You can cancel your investment at any time, for any reason, until 48 hours prior to a closing occurring. If you've already funded your investment and your funds are in escrow, your funds will be promptly refunded to you upon cancellation. To submit a request to cancel your investment please email: info@dealmakersecurities.com

---

13. **How do I keep up with how the company is doing?** ✕

At a minimum, the company will be filing with the SEC and posting on its website an annual report, along with certified financial statements. Those should be available 120 days after the fiscal year end. If the company meets a reporting exception, or eventually has to file more reported information to the SEC, the reporting described above may end. If these reports end, you may not continually have current financial information about the company.

---

14. **What relationship does the company have with DealMaker Securities?** ✕

Once an offering ends, the company may continue its relationship with DealMaker Securities for additional offerings in the future. DealMaker Securities' affiliates may also provide ongoing services to the company. There is no guarantee any services will continue after the offering ends.



Sources
1. https://www.factmr.com/report/residential-energy-storage-market
2. https://www.factmr.com/report/residential-energy-storage-market
3. https://caredge.com/guides/electric-vehicle-market-share-and-sales
4. https://www.fluxpower.com/blog/lithium-ion-vs.-lead-acid-battery-life
5. https://www.factmr.com/report/residential-energy-storage-market

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Powered by **DEALMAKER**



⚡ StorEn Technologies | DealMaker

Theme: American-Made Energy Independence

Words: 289

Time: 2:13 @ 140 WPM

Audio	Video	On Screen Graphics / Text
PATRICK (TO CAMERA): At StorEn Technologies, we envision a future where every home safely and efficiently runs on its own independent power supply. We are targeting the massive $20 billion global market for energy storage. And this is your opportunity to join us.	*Inspirational stock: drone shots over suburban neighborhoods,* *B-Roll of team walking through the Bologna facility* *Source:* 📄 *Messaging Strategy Outline | …*	**GFX:** - $20 billion global market for energy storage
ANGELO (TO CAMERA): In the face of soaring energy costs, a projected 47% of U.S. homes will have rooftop solar installations by 2050. But the current lithium-ion batteries we use to store this energy - the same batteries in our phones and appliances - aren't as safe as we believe.	*Angelo on camera* *Source:* *https://www.utilitydive.com/news/half-us-households-adopt-rooftop-solar-2050-enervus/727008/?t* *Stock of Tesla Powerwall, iPhones, Ring doorbells*	**GFX:** 47% of U.S. homes will have rooftop solar installations by 2050.
ANDREW (TO CAMERA): They're extremely flammable. They are notoriously difficult to recycle. And when disaster strikes *(as it did in the devastating California wildfires)* they can burn for days, releasing toxic fumes.	*News footage of EV, e-bike battery explosions* *News footage of LA fire disaster relief*	
JESSICA (TO CAMERA): That's why the most advanced power plants in the world use what's called	*Jessica on camera* *Drone shots of power plants*	





vanadium flow technology. This technology safely and efficiently powers entire cities. But its massive size has kept it locked away from residential and commercial use.	*+ utility grids*	
ANGELO (TO CAMERA): **StorEn Technologies is changing that.**	*Angelo on camera*	
PATRICK (TO CAMERA): Over the last 4 years, we've successfully scaled-down industrial-grade vanadium flow batteries to the size of a refrigerator. **What we've created is nothing short of revolutionary:** A non-flammable, 100% recyclable battery that can power an entire home or business. One that lasts 4 times longer, stores 2-3 times more energy, and can cut over 50% of CO2 emissions compared to lithium-ion. Best of all, we source all our raw materials right here in America, making us completely independent from foreign supply chains.	*Simple animation comparing the size of power plant vs. refrigerator* *Hero shots of StorEn flagship products'* *Patrick on camera*	**GFX:** - NON-FLAMMABLE - 100% ♻️ - LAST 4X TIMES LONGER - STORE 2-X MORE ENERGY
JESSICA (TO CAMERA): The implications are staggering - with potential applications in residential, telecommunications, commercial grids and beyond.	*Inspirational shots of suburban families, telecom, power grids, impoverished 3rd world villages* *Jessica on camera*	
ANGELO (TO CAMERA): Join the 9,000 shareholders who have already invested $12M dollars	*Angelo on camera*	**GFX:** - 9,000 shareholders who have already invested $12M in our company, and




in our company, and committed $600K dollars in preorders to become our first customers. Help transform energy storage in America. **Invest in StorEn Technologies today.**	*Hero 'Invest Today' card*	committed $600K in preorders

ADDITIONAL SCRIPT POINT (TO BE WOVEN INTO EDIT DEPENDING ON TIMING)

StorEn Technologies has advanced vanadium flow batteries by developing a cutting-edge, proprietary cell stack that promises a smaller yet more powerful system than competitors. We are finalizing our residential battery design, alongside successfully testing an industrial system in 2024. Additionally, our Patent Pending Thermal Protection System for LiFePO4 chemistry ensures maximum safety by preventing fires, setting our technology apart from other lithium chemistries prone to explosions. With a strong presence in Bologna, Italy, and newly relocated headquarters in New York City's financial district, StorEn is poised for commercial expansion, further involving our investor community.

Explainer Video

Q1: Why is home energy storage becoming so essential?

Imagine if your iPhone only worked when it was plugged in. That's exactly the challenge with solar power in homes today. Without storage, you're limited to using solar energy only when the sun is shining. This means you're relying on the grid at night or cloudy days.

Yes, having your own energy storage saves money. But it does more than that.

Weather events are becoming more extreme. Power outages are more common. Having your own energy storage gives you control over your own power supply.





Q2: How does StorEn make money?

Most energy storage companies chase massive utility projects. Not us. We're working directly with homeowners and businesses who need reliable, safe power.

We sell our systems like you'd buy any other major appliance, except this one pays for itself over time.

By next year, we plan to expand from residential to commercial markets. This will bring the same vanadium flow technology to telecom towers and industrial sites.

Q3: What are the limitations of current solutions?

Tesla's Powerwall is the most popular home battery today. But it has serious limitations.

It's a lithium battery. Just like your phone battery, it gets weaker over time. After 5-7 years, you need to replace it completely.

Then there's the safety issue. Lithium batteries can catch fire. In fact, New York City has banned them in many buildings. This is a real concern for homeowners.

Third, there's the power problem. A single Powerwall only provides a few hours of backup power. This isn't enough during long outages. And once it's empty, you can't restart it with just solar power.

Finally, there's the impact on the environment. These batteries are very difficult to recycle. Most end up in landfills for centuries.

This is why we created something different. Our vanadium flow battery lasts 20 years. It never catches fire. And it's 100% recyclable. This is what the future of home energy should look like.

Q4: What makes vanadium flow technology reliable?




This isn't new technology. This is proven technology.

Right now, the world's largest power plants use vanadium flow batteries. They trust this technology because they can't afford to gamble with untested solutions. They need something that works 24/7.

In China, there's a battery system that powers an entire region. It's 175 megawatts - enough for thousands of homes. In Japan, multiple cities rely on these batteries.

They use them because they're safe and reliable. These batteries work differently than lithium. They use a liquid that never wears out. The same liquid can store energy for 20 years or more. No degradation. No replacement needed.

What we've done at StorEn is simple: we took this proven technology. We made it smaller. Now every home can have the same reliable power that cities depend on.

Q5: How does StorEn's system work?

We've basically taken the same technology that powers entire cities. We engineered it small enough to fit in your garage.

Our breakthrough came from redesigning the cell stack. Think of it as the engine of the battery. Our design is 50% more powerful than others.

This means we can deliver industrial-grade performance in a unit the size of your refrigerator. It's safe. It's powerful. And it lasts for decades. During the 'use' life cycle phase, StorEn's VFB technology has the potential to displace >50% more CO_2 over the batteries' warranty period as compared to commercially available lithium-ion battery technologies.

All while maintaining the inherent safety and longevity that makes vanadium flow technology so appealing.

Q6: Can't other companies just copy what you're doing?




Most companies focus on huge batteries for power plants. We took a different path. We made these batteries work for homes. This wasn't easy to do. We spent four years solving this challenge. Now we have four major patents protecting our technology:

First, there's our MultiGrid system. It makes our batteries 50% more powerful than others. No one else has this capability.

Second, we have our Resafe technology. It prevents leaks completely. This makes our batteries virtually maintenance-free. Third, there's our Equilevels system. It keeps the battery balanced automatically. This means lower costs for homeowners.

But here's the biggest advantage:

We're the first company doing this for homes. While others chase big utility projects, we're already working directly with homeowners. We have 9,000 investors. Many want to buy our systems.

Think about Tesla. They didn't invent electric cars. They just made them work for everyday people. That's what we're doing with energy storage.



STATEMENT OF INCORPORATOR

****

IN LIEU OF ORGANIZATIONAL MEETING
FOR
StorEn Technologies Inc.
January 3, 2017

We, Harvard Business Services, Inc., the incorporator of StorEn Technologies Inc. -- a Delaware Corporation -- hereby adopt the following resolution pursuant to Section 108 of the General Corporation Law of Delaware:

Resolved: That the certificate of incorporation of StorEn Technologies Inc. was filed with the Secretary of State of Delaware on January 3, 2017.

Resolved: That on January 3, 2017 the following persons were appointed as the initial Directors of the Corporation until their successors are elected and qualify:

Carlo A Brovero
Angelo D'Anzi

Resolved: That the bylaws included with this resolution are the initial bylaws approved by the incorporator.

Resolved: That the Secretary of the Company is hereby authorized and directed to execute a certificate of adoption of the bylaws or repeal the initial bylaws and create a custom set of bylaws to be adopted and approved by the directors.

Resolved: The powers of this incorporator are hereby terminated, and said incorporator shall no longer be considered a part of the body corporate of the above named corporation.

This resolution shall be filed in the minute book of the company.

[signature]

HARVARD BUSINESS SERVICES, INC., Incorporator
By: Richard H. Bell, President

*** This document is not part of the public record. Keep it in a safe place. ***

CERTIFICATE OF INCORPORATION
OF
StorEn Technologies Inc.

FIRST: The name of the corporation is: StorEn Technologies Inc.

SECOND: Its registered office in the State of Delaware is located at 16192 Coastal Highway, Lewes, Delaware 19958, County of Sussex. The registered agent in charge thereof is Harvard Business Services, Inc.

THIRD: The purpose of the corporation is to engage in any lawful activity for which corporations may be organized under the General Corporation Law of Delaware.

FOURTH: The total number of shares of stock which the corporation is authorized to issue is 10,000,000 shares having a par value of $0.000010 per share.

FIFTH: The business and affairs of the corporation shall be managed by or under the direction of the board of directors, and the directors need not be elected by ballot unless required by the bylaws of the corporation.

SIXTH: This corporation shall be perpetual unless otherwise decided by a majority of the Board of Directors.

SEVENTH: In furtherance and not in limitation of the powers conferred by the laws of Delaware, the board of directors is authorized to amend or repeal the bylaws.

EIGHTH: The corporation reserves the right to amend or repeal any provision in this Certificate of Incorporation in the manner prescribed by the laws of Delaware.

NINTH: The incorporator is Harvard Business Services, Inc., whose mailing address is 16192 Coastal Highway, Lewes, DE 19958.

TENTH: To the fullest extent permitted by the Delaware General Corporation Law a director of this corporation shall not be liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director.

I, the undersigned, for the purpose of forming a corporation under the laws of the State of Delaware do make and file this certificate, and do certify that the facts herein stated are true; and have accordingly signed below, this January 03, 2017.

Signed and Attested to by: _Richard H. Bell II_

Harvard Business Services, Inc., Incorporator
By: Richard H. Bell, II, President

State of Delaware
Secretary of State
Division of Corporations
Delivered 10:06 AM 01/03/2017
FILED 10:06 AM 01/03/2017
SR 20170007749 - File Number 6269241

BY-LAWS
OF StorEn Technologies Inc.

A DELAWARE CORPORATION

ARTICLE I - REGISTERED AGENT AND REGISTERED OFFICE

Section 1. The registered office of the corporation in the State of Delaware shall be 16192 Coastal Highway, in the city of Lewes, County of Sussex. The registered agent in charge thereof shall be Harvard Business Services, Inc.

Section 2. The corporation may also have offices at such other places as the Board of Directors may from time to time designate, in any State or Country around the world.

ARTICLE II - SEAL

Section 1. The corporate seal shall have inscribed thereon the name of the corporation, the year of its organization and the words "Corporate Seal, Delaware" or "Seal Delaware".

ARTICLE III - STOCKHOLDERS MEETINGS

Section 1. Meetings of stockholders may be held at any place, either within or without the State of Delaware and the USA, as may be selected from time to time by the Board of Directors.

Section 2. Regular Meetings: Regular meetings of the stockholders shall be held without notice according to the schedule of the regular meetings of the stockholders which shall be distributed to each stockholder at the first meeting each year. The regular meetings shall be held at such place as shall be determined by the Board. Regular meetings shall not be required if deemed unnecessary by the Board.

Section 3. Election of Directors: Elections of the Directors of the corporation need not be by written ballot, in accordance with the Delaware General Corporation Law (DGCL).

Section 4. Special Meetings: Special meetings of the stockholders may be called at any time by the president, or the Board of Directors, or stockholders entitled to cast at least one-fifth of the votes which all stockholders are entitled to cast at the particular meeting. Upon written request of any person or persons who have duly called a special meeting, it shall be the duty of the secretary to fix the date, place and time of the meeting, to be held not more than thirty days after the receipt of the request, and to give due notice thereof to all the persons entitled to vote at the meeting.

Business at all special meetings shall be confined to the objects stated in the call and the matters germane thereto, unless all stockholders entitled to vote are present and consent.

Written notice of a special meeting of stockholders stating the time and place of the meeting, and the object thereof, shall be given to each stockholder entitled to vote at least 15 days prior, unless a greater period of notice is required by statute in a particular case.

Section 5. Quorum: A majority of the outstanding shares of the corporation entitled to vote, represented in a person or by proxy, shall constitute a quorum at a meeting of stockholders. If less than a majority of the outstanding shares entitled to vote is represented at a meeting, a majority of the shares so represented, may adjourn the meeting at anytime without further notice.   The stockholders present at a duly organized meeting may continue to transact business until adjournment, notwithstanding the withdrawal of enough stockholders to leave less than a quorum.

Section 6. Proxies: Each stockholder entitled to vote at a meeting of stockholders or to express consent or dissent to corporate action in writing without a meeting may authorize another person or persons to act for him by proxy, but no such proxy shall be voted or acted upon after one year from its date, unless the proxy provides for a longer period, as allowable by law.

A duly executed proxy shall be irrevocable if it states that it is irrevocable and if, and only as long as, it is coupled with an interest sufficient in law to support an irrevocable power. A proxy may be irrevocable regardless of whether the interest with which it is coupled is an interest in the stock itself or an interest in the corporation generally. All proxies shall be filed with the Secretary of the meeting before being voted upon.

Section 7. Notice of Meetings: Whenever stockholders are required or permitted to take any action at a meeting, a written notice of the meeting shall be given which shall state the place, date and hour of the meeting, and, in the case of a special meeting, the purpose or purposes for which the meeting is called.

Unless otherwise provided by law, written notice of any meeting shall be given not less than ten nor more than sixty days before the date of the meeting to each stockholder entitled to vote at such meeting.

Section 8. <u>Consent In Lieu of Meetings:</u> Any action required to be taken at any annual or special meeting of stockholders of a corporation, or any action which may be taken at any annual or special meeting of such stockholders, may be taken without a meeting, without prior notice and without a vote, if a consent in writing, setting forth the action so taken, shall be signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted. Prompt notice of the taking of the corporate action without a meeting by less than unanimous written consent shall be given to those stockholders who have not consented in writing.

Section 9. <u>List of Stockholders:</u> The officer who has charge of the stock ledger of the corporation shall prepare and make, at least ten days before every meeting arranged in alphabetical order, and showing the address of each stockholder and the number of shares registered in the name of each stockholder. No share of stock of which any installment is due and unpaid shall be voted at any meeting. The list shall not be open to the examination of any stockholder, for any purpose, except as required by Delaware law. The list shall be kept either at a place within the city where the meeting is to be held, which place shall be specified in the notice of the meeting, or, if not so specified, at the place where the meeting is to be held. The list shall be produced and kept at the time and place of the meeting during the whole time thereof, and may be inspected by any stockholder who is present.

ARTICLE IV - DIRECTORS

Section 1. The business and affairs of this corporation shall be managed by its Board of Directors. Each director shall be elected for a term of one year, and until his successor shall qualify or until his earlier resignation or removal.

Section 2. <u>Regular Meetings:</u> Regular meetings of the Board of Directors shall be held without notice according to the schedule of the regular meetings of the Board of Directors which shall be distributed to each Board member at the first meeting each year. The regular meetings shall be held at such place as shall be determined by the Board. Regular meetings, in excess of the one Annual meeting (Art. III Sec. 2) shall not be required if deemed unnecessary by the Board.

Section 3. <u>Special Meetings:</u> Special meetings of the Board of Directors may be called by the Chairman of the Board of Directors on 5 days notice to all directors, either personally or by mail, courier service, E-Mail or telecopy; special meetings may be called by the President or Secretary in like manner and on like notice by written request to the Chairman of the Board of Directors.

Section 4. <u>Quorum:</u> A majority of the total number of directors shall constitute a quorum of any regular or special meetings of the Directors for the transaction of business.

Section 5. <u>Consent In Lieu of Meeting:</u> Any action required or permitted to be taken at any meeting of the Board of Directors, or of any committee thereof, may be taken without a meeting if all members of the Board or committee, as the case may be, consent thereto in writing, and the writing or writings are filed with the minutes of proceedings of the Board or committee. The Board of Directors may hold its meetings, and have an office or offices anywhere in the world, within or outside of the state of Delaware.

Section 6. <u>Conference Telephone:</u> Directors may participate in a meeting of the Board, of a committee of the Board or of the stockholders, by means of voice conference telephone or video conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear each other. Participation in this manner shall constitute presence in person at such meeting.

Section 7. <u>Compensation:</u> Directors as such shall not receive any stated salary for their services, but by resolution of the Board, a fixed sum per meeting and any expenses of attendance, may be allowed for attendance at each regular or special meeting of the Board. Nothing herein contained shall be construed to preclude any director from serving the corporation in any other capacity and receiving compensation therefore.

Section 8. Removal: A director may be removed, with or without cause, by the holders of a majority of the shares then entitled to vote at an election of directors, in accordance with the laws of Delaware.

ARTICLE V - OFFICERS

Section 1. The executive officers of the corporation shall be chosen by the Board of Directors. They shall be President, Secretary, Treasurer, one or more Vice Presidents and such other officers as the Board of Directors shall deem necessary. The Board of Directors may also choose a Chairman from among its own members. Any number of offices may be held by the same person.

Section 2. Salaries: Salaries of all officers and agents of the corporation shall be determined and fixed by the Board of Directors.

Section 3. Term of Office: The officers of the corporation shall serve at the pleasure of the Board of Directors and shall hold office until their successors are chosen and have qualified. Any officer or agent elected or appointed by the Board may be removed by the Board of Directors whenever, in its judgment, the best interest of the corporation will be served thereby.

Section 4. President: The president shall be chief executive officer of the corporation; he shall preside at all meetings of the stockholders and directors; he shall have general and active management of the business of the corporation. He shall be EXOFFICIO a member of all committees, and shall have the general power and duties of supervision and management, as defined by the Board of Directors.

Section 5. Secretary: The Secretary shall attend all sessions of the board and all meetings of the stockholders and act as clerk thereof, and record all votes of the corporation and the minutes of all its transactions in a book to be kept for that purpose, and shall perform like duties for all the committees of the Board of Directors when required. He shall give, or cause to be given, notice of all meetings of the stockholders and of the Board of Directors, and such other duties as may be prescribed by the Board of Directors or President, under whose supervision shall be. He shall keep in safe custody the corporate seal of the corporation, and when authorized by the Board, affix the same to any instrument requiring it.

Section 6. Treasurer: The treasurer shall have custody of the corporate funds and securities and shall keep full and accurate accounts of receipts and disbursements in books belonging to the corporation and shall keep the moneys of the corporation in a separate account to the credit of the corporation. He shall disburse the funds of the corporation as may be ordered by the Board, taking proper vouchers for such disbursements, and shall render to the President and directors, at the regular meetings of the Board, or whenever they may require it, an account of all his transactions as Treasurer and of the financial condition of the corporation.

ARTICLE VI - VACANCIES

Section 1. Any vacancy occurring in any office of the corporation by death, resignation, removal, or otherwise, shall be filed by the Board of Directors. Vacancies and newly created directorships resulting from any increase in the authorized number of directors may be filled by a majority of the directors then in office, although less than a quorum, or cause, the corporation should have no directors in office, then any officer or other fiduciary entrusted with like responsibility for the person or estate of a stockholder, may call a special meeting of stockholders in accordance with the provisions of these by-laws.

Section 2. Resignations Effected at Future Date: When one or more directors shall resign from the Board, effective at a future date, a majority of the directors then in office, including those who have resigned, shall have power to fill such vacancy or vacancies, the vote thereon to take effect when such resignation or resignations shall become effective.

ARTICLE VII - CORPORATE RECORDS

Section 1. Any stockholder of record, in person or by attorney or other agent, shall, upon written demand under oath stating the purpose thereof, have the right during the usual hours of business to inspect for any proper purpose the corporation's stock ledger, a list of its stockholders, and its minute of Stockholder meetings for the past two years. A proper purpose shall mean a purpose reasonably related to such person's interest as a stockholder. In every instance where an attorney or other agent shall be the person who seeks the right to inspection, the demand under oath shall be accompanied by a power of attorney or such other writing which authorizes the attorney or other agent to so act on behalf of the stockholder. The demand under oath shall be directed to the corporation at its registered office or at its principal place of business.

ARTICLE VIII - STOCK CERTIFICATES, DIVIDENDS, ETC.

Section 1. The stock certificates of the corporation shall be numbered and registered in the Stock Transfer Ledger and transfer books of the corporation as they are issued. They shall bear the corporate seal and shall be signed by the President and the Secretary.

Section 2. Transfers: Transfers of the shares shall be made on the books of the corporation upon surrender of the certificates therefore, endorsed by the person named in the certificate or by attorney, lawfully constituted in writing. No transfer shall be made which is inconsistent with applicable law.

Section 3. Lost Certificate: The corporation may issue a new stock certificate in place of any certificate theretofore signed by it, alleged to have been lost, stolen, or destroyed.

Section 4. Record Date: In order that the corporation may determine stockholders entitled to notice of or to vote at any meeting of stockholders on any adjournment thereof, or to express consent to corporate action in writing without a meeting, or entitled to receive payment of any dividend or other distribution or allotment of any rights, or entitled for the purpose of any other lawful action, the Board of Directors may fix, in advance, a record date, which shall not be more than sixty days prior to any other action.

If no record date is fixed:

(a)The record date for determining stockholders entitled to notice of or to vote at a meeting of stockholders shall be at the close of business on the day next preceding the day on which notice is given, or, if the notice is waived, at the close of the business on the day next preceding the day on which the meeting is held.

(b)The record date for which determining stockholders entitled to express consent to corporate action in writing without a meeting, when no prior action by the Board of Directors is necessary, shall be the day on which the first written consent is expressed.

(c)The record date for determining stockholders for any other purpose shall be at the close of business on the day on which the Board of Directors adopts the resolution relating thereto.

(d)A determination of stockholders of record entitled to notice of or vote at a meeting of stockholders shall apply to any adjournment of the meeting: provided, however, that the Board of Directors may fix a new record date for the adjourned meeting.

Section 5. Dividends: The Board of Directors may declare and pay dividends upon the outstanding shares of the corporation from time to time and to such extent as they deem advisable, in the manner and upon the terms and conditions provided by statute and the Certificate of Incorporation.

Section 6. Reserves: Before payment of any dividend there may be set aside out of the net profits of the corporation such sum or sums as the directors, from time to time, in their absolute discretion, think proper as a reserve fund to meet contingencies, or for equalizing dividends, or for repairing or maintaining the property of the corporation, or for such other purpose as the directors shall think conducive to the interests of the corporation, and the directors may abolish any such reserve in the manner in which it was created.

ARTICLE IX - MISCELLANEOUS PROVISIONS

Section 1. Checks: All checks or demands for money and notes of the corporation shall be signed by such officer or officers as the Board of Directors may from time to time designate.

Section 2. Fiscal Year: The fiscal year shall begin on the first day of January of every year, unless this section is amended according to Delaware Law.

Section 3. Notice: Whenever written notice is required to be given to any person, it may be given to such a person, either personally or by sending a copy thereof through the mail, or by telecopy (FAX), or by telegram, charges prepaid, to his address appearing on the books of the corporation of the corporation, or supplied by him to the corporation to have been given to the person entitled thereto when deposited in the United States mail or with a telegraph office for transmission to such person. Such notice shall specify the place, day and hour of meeting and, in the case of a special meeting of stockholders, the general nature of business to be transacted.

Section 4. Waiver of Notice: Whenever any written notice is required by statue, or by Certificate or the by-laws of this corporation a waiver thereof in writing, signed by the person or persons entitled to such a notice, whether before or after the time stated therein, shall be deemed equivalent to the giving of such notice. Except in the case of a special meeting of stockholders, neither the business to be transacted nor the purpose of the meeting need be specified in the waiver of notice of such meeting. Attendance of a person either in person or by proxy at any meeting shall constitute a waiver of notice of such meeting, except where a person attends a meeting for the express purpose of objecting to the transaction of any business because the meeting was unlawfully convened.

Section 5. Disallowed Compensation: Any payments made to an officer or employee of the corporation such as a salary, commission, bonus, interest, rent, travel or entertainment expense incurred by him, which shall be disallowed in whole or in part as a deductible expense by the Internal Revenue Service, shall be reimbursed by such officer or employee to the corporation to the full extent of such disallowance. It shall be the duty of the directors, as a Board, to enforce payment of each amount disallowed in lieu of payment by the officer or employee, subject to the determination of the directors, proportionate amounts may be withheld from his future compensation payments until the amount owed to the corporation has been recovered.

Section 6. Resignations: Any director or other officer may resign at any time, such resignation to be in writing, and to take effect from the time of its receipt by the corporation, unless some time to be fixed in the resignation and then from that date. The acceptance of a resignation shall not be required to make it effective.

ARTICLE X - LIABILITY

Section 1. Stockholder liability is limited to the stock held in the corporation.

Section 2. No director shall be personally liable to the Corporation or its stockholders for monetary damages for any breach of fiduciary duty by such director as a director. Notwithstanding the foregoing sentence, a director shall be liable to the extent provided by applicable law, (i) for breach of the director's duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) pursuant to Section 174 of the Delaware General Corporation Law or (iv) for any transaction from which the director derived an improper personal benefit. No amendment to or repeal of this Article Eighth shall apply to or have any effect on the liability or alleged liability of any director of the Corporation for or with respect to any acts or omissions of such director occurring prior to such amendment.

ARTICLE XI - AMENDMENTS

Section 1. These bylaws may be amended or repealed by the vote of stockholders entitled to cast at least a majority of the votes which all stockholders are entitled to cast thereon, at any regular or special meeting of the stockholders, duly convened after notice to the stockholders of that purpose.

****



StorEn Technologies Inc.

General Corporation

SEAL

2017

DELAWARE

*

CORPORATE RESOLUTION

OF

StorEn Technologies Inc.
Banking Accounts - Use Bank Resolution to Open Account

WHEREAS, the Board of Directors has determined it to be in the best interest of the Company to establish a banking account with Chase Bank.

NOW, THEREFORE, BE IT:

RESOLVED: That the Company execute and deliver to said bank a duly signed original of the completed banking resolution as is hereto attached, and the authority to transact business, including but not limited to the maintenance of savings, checking and other accounts as well as borrowing by the Company, shall be a contained in said resolution with the named officers therein authorized to so act on behalf of the Company as specified hereto.

FURTHER RESOLVED: That the following officers and/or representatives shall be signatories to said accounts:

<u>Carlo Brovero</u>
<u>Angelo D'Anzi</u>

THE UNDERSIGNED hereby certifies that he is the duly elected, qualified and acting secretary of StorEn Technologies Inc. ("The Company") and that the foregoing resolution was submitted to and approved and adopted by the Board of Directors at a meeting held on January 11th, 2017 and that said resolution is now in full force and effect without modification or recession as permitted under the bylaws of the Company and in accordance with the provisions of state law under which the Company was incorporated.

IN WITNESS WHEREOF, the undersigned has hereunto set his hand effective this 11th day of January 2017.

_____



Secretary

CORPORATE RESOLUTION

OF

StorEn Technologies Inc.
Banking Accounts - Use Bank Resolution to Open Account

WHEREAS, the Board of Directors has determined it to be in the best interest of the Company to establish a banking account with Bank of America.

NOW, THEREFORE, BE IT:

RESOLVED: That the Company execute and deliver to said bank a duly signed original of the completed banking resolution as is hereto attached, and the authority to transact business, including but not limited to the maintenance of savings, checking and other accounts as well as borrowing by the Company, shall be a contained in said resolution with the named officers therein authorized to so act on behalf of the Company as specified hereto.

FURTHER RESOLVED: That the following officers and/or representatives shall be signatories to said accounts:

<u>**Carlo Brovero**</u>
<u>**Angelo D'Anzi**</u>

THE UNDERSIGNED hereby certifies that he is the duly elected, qualified and acting secretary of StorEn Technologies Inc. ("The Company") and that the foregoing resolution was submitted to and approved and adopted by the Board of Directors at a meeting held on January 11th, 2017 and that said resolution is now in full force and effect without modification or recession as permitted under the bylaws of the Company and in accordance with the provisions of state law under which the Company was incorporated.

IN WITNESS WHEREOF, the undersigned has hereunto set his hand effective this 11th day of January 2017.

_____
Secretary



CORPORATE RESOLUTION

OF

StorEn Technologies Inc.
Banking Accounts - Use Bank Resolution to Open Account

WHEREAS, the Board of Directors has determined it to be in the best interest of the Company to establish a banking account with Capital One.

NOW, THEREFORE, BE IT:

RESOLVED: That the Company execute and deliver to said bank a duly signed original of the completed banking resolution as is hereto attached, and the authority to transact business, including but not limited to the maintenance of savings, checking and other accounts as well as borrowing by the Company, shall be a contained in said resolution with the named officers therein authorized to so act on behalf of the Company as specified hereto.

FURTHER RESOLVED: That the following officers and/or representatives shall be signatories to said accounts:

<u>Carlo Brovero</u>
<u>Angelo D'Anzi</u>

THE UNDERSIGNED hereby certifies that he is the duly elected, qualified and acting secretary of StorEn Technologies Inc. ("The Company") and that the foregoing resolution was submitted to and approved and adopted by the Board of Directors at a meeting held on January 11th, 2017 and that said resolution is now in full force and effect without modification or recession as permitted under the bylaws of the Company and in accordance with the provisions of state law under which the Company was incorporated.

IN WITNESS WHEREOF, the undersigned has hereunto set his hand effective this 11th day of January 2017.

_____

Secretary



CORPORATE RESOLUTION

OF

StorEn Technologies Inc.
Banking Accounts - Use Bank Resolution to Open Account

WHEREAS, the Board of Directors has determined it to be in the best interest of the Company to establish a banking account with Citibank.

NOW, THEREFORE, BE IT:

RESOLVED: That the Company execute and deliver to said bank a duly signed original of the completed banking resolution as is hereto attached, and the authority to transact business, including but not limited to the maintenance of savings, checking and other accounts as well as borrowing by the Company, shall be a contained in said resolution with the named officers therein authorized to so act on behalf of the Company as specified hereto.

FURTHER RESOLVED: That the following officers and/or representatives shall be signatories to said accounts:

<u>Carlo Brovero</u>
<u>Angelo D'Anzi</u>

THE UNDERSIGNED hereby certifies that he is the duly elected, qualified and acting secretary of StorEn Technologies Inc. ("The Company") and that the foregoing resolution was submitted to and approved and adopted by the Board of Directors at a meeting held on January 11th, 2017 and that said resolution is now in full force and effect without modification or recession as permitted under the bylaws of the Company and in accordance with the provisions of state law under which the Company was incorporated.

IN WITNESS WHEREOF, the undersigned has hereunto set his hand effective this 11th day of January 2017.



_____

Secretary

```
N. Y. S. DEPARTMENT OF STATE
DIVISION OF CORPORATIONS AND STATE RECORDS            ALBANY, NY 12231-0001

                          FILING RECEIPT
================================================================================
ENTITY NAME: STOREN TECHNOLOGIES INC.

DOCUMENT TYPE: APPLICATION FOR AUTHORITY (FOREIGN BUS)        COUNTY: SUFF

================================================================================
FILED:01/09/2017 DURATION:PERPETUAL   CASH#:170109000058 FILM #:170109000055
                               DOS ID:5064120


    FILER:                                               EXIST DATE
    ------                                               ----------
    HARVARD BUSINESS SERVICES, INC.                      01/09/2017
    16192 COASTAL HWY

    LEWES, DE 19958

    ADDRESS FOR PROCESS:
    -------------------
    THE CORPORATION
    25 HEALTH SCIENCES DRIVE              SUITE 237
    STONY BROOK, NY 11790

    REGISTERED AGENT:
    ----------------
```

The corporation is required to file a Biennial Statement with the Department
of State every two years pursuant to Business Corporation Law Section 408.
Notification that the biennial statement is due will only be made via email.
Please go to www.email.ebiennial.dos.ny.gov to provide an email address
to receive an email notification when the Biennial Statement is due.

```
================================================================================
SERVICE COMPANY: DELANEY CORPORATE SERVICES LTD. - 30     SERVICE CODE: 30


FEES        260.00                              PAYMENTS        260.00
            --------                                            --------
FILING      225.00                              CASH              0.00
TAX           0.00                              CHECK             0.00
CERT          0.00                              CHARGE            0.00
COPIES       10.00                              DRAWDOWN        260.00
HANDLING     25.00                              OPAL              0.00
                                                REFUND            0.00
================================================================================
                                                DOS-1025 (04/2007)
```

STATE OF NEW YORK

DEPARTMENT OF STATE

I hereby certify that the annexed copy has been compared with the original document in the custody of the Secretary of State and that the same is a true copy of said original.



WITNESS my hand and official seal of the Department of State, at the City of Albany, on January 10, 2017.

Brendan W. Fitzgerald
Executive Deputy Secretary of State

Rev. 06/13



170109000055

New York State
Department of State
DIVISION OF CORPORATIONS,
STATE RECORDS AND
UNIFORM COMMERCIAL CODE
One Commerce Plaza
99 Washington Ave.
Albany, NY 12231-0001
www.dos.ny.gov

NEW YORK STATE OF OPPORTUNITY. | Division of Corporations, State Records and Uniform Commercial Code

APPLICATION FOR AUTHORITY OF

StorEn Technologies Inc.
(Insert Corporate Name)

Under Section 1304 of the Business Corporation Law

FIRST: The name of the corporation is:

StorEn Technologies Inc.

If the name does not contain a required word or abbreviation indicating corporate character pursuant to § 301 of the Business Corporation Law, the corporation agrees to add the word or abbreviation ______________ to the end of its name for use in this state.

(Do not complete the following section unless the corporation's true name is not available pursuant to §301 or § 302 of the Business Corporation Law.) The fictitious name under which the corporation will do business in New York is:

______________________________.

SECOND: The jurisdiction in which the corporation was organized is: Delaware. The date of its incorporation is: 01/03/2017.

THIRD: This corporation is formed to engage in any lawful act or activity for which a corporation may be organized under the Business Corporation Law, provided that it is not formed to engage in any act or activity requiring the consent or approval of any state official, department, board, agency or other body without such consent or approval first being obtained.

FOURTH: The county within this state in which the office of the corporation is to be located is: Suffolk County. *(A county in New York State is required. Please note that the corporation is not required to have an actual physical office in this state.)*

170109000055

FIFTH: The Secretary of State is designated as agent of the corporation upon whom process against the corporation may be served. The address to which the Secretary of State shall mail a copy of any process accepted on behalf of the corporation is:

25 Health Sciences Drive, Suite 237
Stony Brook, NY 11790

SIXTH: *(Check the statement that applies.)*

☒ The foreign corporation has not since its incorporation or since the date its authority to do business in New York was last surrendered, engaged in any activity in this state.

☐ The consent of the New York State Tax Commission is attached.

X _____
(Signature)

Carlo A Brovero
_____
(Name of Signer)

President
_____
(Title of Signer)



Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY "STOREN TECHNOLOGIES INC." IS DULY INCORPORATED UNDER THE LAWS OF THE STATE OF DELAWARE AND IS IN GOOD STANDING AND HAS A LEGAL CORPORATE EXISTENCE SO FAR AS THE RECORDS OF THIS OFFICE SHOW, AS OF THE SIXTH DAY OF JANUARY, A.D. 2017.

AND I DO HEREBY FURTHER CERTIFY THAT THE ANNUAL REPORTS HAVE BEEN FILED TO DATE.

AND I DO HEREBY FURTHER CERTIFY THAT THE SAID "STOREN TECHNOLOGIES INC." WAS INCORPORATED ON THE THIRD DAY OF JANUARY, A.D. 2017.

AND I DO HEREBY FURTHER CERTIFY THAT THE ANNUAL FRANCHISE TAXES HAVE BEEN ASSESSED TO DATE.

6269241 8300

SR# 20170098980

You may verify this certificate online at corp.delaware.gov/authver.shtml

Jeffrey W. Bullock, Secretary of State

Authentication: 201831645

Date: 01-06-17

055

APPLICATION FOR AUTHORITY
OF

StorEn Technologies Inc.
(Insert Corporate Name)

2017 JAN -9 AM 8: 04

FILED

Under Section 1304 of the Business Corporation Law

Filed by: Harvard Business Services, Inc.
(Name)
16192 Coastal Hwy
(Mailing Address)
Lewes, DE 19958
(City, State and Zip Code)

NOTES:

1. You must submit a Certificate of Existence, Certificate of Good Standing or Certificate of Status from the official who files and maintains incorporation records in the jurisdiction of the corporation's formation.
2. The name of the corporation and date of incorporation must exactly match the name of the corporation and, if applicable, the date of incorporation stated in the Certificate of Existence Certificate of Good Standing or Certificate of Status.
3. The Application for Authority must be signed by an officer, director or duly authorized person.
4. Attach the consent of the NYS Tax Commission, if required. To request consent, call the NYS Department of Taxation and Finance at (518) 485-2639.
5. The Application for Authority must be submitted with a **$225** filing fee, made payable to the Department of State.
6. You are not required to use this form. You may draft your own form or use forms available at legal stationery stores. the Department of State recommends that legal documents be prepared under the guidance of an attorney.

(For Office Use Only)

ICC

STATE OF NEW YORK
DEPARTMENT OF STATE
FILED

JAN -9 2017

TAX $__________
BY: ______

RECEIVED 2017 JAN -5 PM 4:01

DRAWDOWN
DELANEY #30

058

DOS-1335-f-a (Rev. 04/16)



HARVARD BUSINESS SERVICES, INC.

16192 COASTAL HIGHWAY
LEWES, DELAWARE 19958-9776
Phone: (302) 645-7400   (800)-345-2677
Fax: (302) 645-1280
www.delawareinc.com

Mr. Carlo Brovero
25 Health Sciences Drive, Suite 237
Stony Brook, NY 11790-3350

Dear Mr. Brovero,

We would like to convey our congratulations to you and StorEn Technologies Inc.. We hope you enjoy terrific success with your new company. Thank you for giving us the opportunity to serve you as your incorporator and Delaware Registered Agent.   You are now our valued client and we want to increase your success in any way we can.

Name: **StorEn Technologies Inc.**
Date of Incorporation: January 3, 2017
Delaware file number: **6269241**   HBS Record ID Number: 318133

Enclosed is the Recorded Copy of your Certificate of Incorporation. Please review the information on the certificates and insert them in your corporate kit.

Please remember these three things in the future:

1. We must be made aware of any address changes. You may provide this information to us via email (mail@delawareinc.com) or phone (800-345-2677 ext. 6903). This will ensure that we remind you of the following two things:

2. Delaware franchise tax and report are due March 1st each year. If the tax and report are not filed at the State of Delaware by March 1st, a $125 late penalty plus 1.5% interest monthly will be imposed by the State of Delaware and your company will become delinquent. Failure to file the tax two years in a row will cause the company to become void.

3. Your annual registered fee of $50 is due on the anniversary month of your corporation. If the registered agent fee is not received by the due date, a $25 late penalty will be imposed. Failure to pay the registered agent fee within 3 months of the due date may lead to the loss of your registered agent, which could cause your company to become forfeit with Delaware.

We would like to thank you once again, and wish you the best of luck. You can help us by telling a friend or business associate about our services. We work hard to keep things simple for you and your associates when it's time to incorporate.

Sincerely,

Filing Department
Harvard Business Services, Inc.

CERTIFICATE OF INCORPORATION
OF
StorEn Technologies Inc.

FIRST: The name of the corporation is: StorEn Technologies Inc.

SECOND: Its registered office in the State of Delaware is located at 16192 Coastal Highway, Lewes, Delaware 19958, County of Sussex. The registered agent in charge thereof is Harvard Business Services, Inc.

THIRD: The purpose of the corporation is to engage in any lawful activity for which corporations may be organized under the General Corporation Law of Delaware.

FOURTH: The total number of shares of stock which the corporation is authorized to issue is 10,000,000 shares having a par value of $0.000010 per share.

FIFTH: The business and affairs of the corporation shall be managed by or under the direction of the board of directors, and the directors need not be elected by ballot unless required by the bylaws of the corporation.

SIXTH: This corporation shall be perpetual unless otherwise decided by a majority of the Board of Directors.

SEVENTH: In furtherance and not in limitation of the powers conferred by the laws of Delaware, the board of directors is authorized to amend or repeal the bylaws.

EIGHTH: The corporation reserves the right to amend or repeal any provision in this Certificate of Incorporation in the manner prescribed by the laws of Delaware.

NINTH: The incorporator is Harvard Business Services, Inc., whose mailing address is 16192 Coastal Highway, Lewes, DE 19958.

TENTH: To the fullest extent permitted by the Delaware General Corporation Law a director of this corporation shall not be liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director.

I, the undersigned, for the purpose of forming a corporation under the laws of the State of Delaware do make and file this certificate, and do certify that the facts herein stated are true; and have accordingly signed below, this January 03, 2017.

Signed and Attested to by: _Richard H. Bell II_

Harvard Business Services, Inc., Incorporator
By: Richard H. Bell, II, President

State of Delaware
Secretary of State
Division of Corporations
Delivered 10:06 AM 01/03/2017
FILED 10:06 AM 01/03/2017
SR 20170007749 - File Number 6269241

STATEMENT OF INCORPORATOR

****

IN LIEU OF ORGANIZATIONAL MEETING
FOR
StorEn Technologies Inc.
January 3, 2017

We, Harvard Business Services, Inc., the incorporator of StorEn Technologies Inc. -- a Delaware Corporation -- hereby adopt the following resolution pursuant to Section 108 of the General Corporation Law of Delaware:

Resolved: That the certificate of incorporation of StorEn Technologies Inc. was filed with the Secretary of State of Delaware on January 3, 2017.

Resolved: That on January 3, 2017 the following persons were appointed as the initial Directors of the Corporation until their successors are elected and qualify:

Carlo A Brovero
Angelo D'Anzi

Resolved: That the bylaws included with this resolution are the initial bylaws approved by the incorporator.

Resolved: That the Secretary of the Company is hereby authorized and directed to execute a certificate of adoption of the bylaws or repeal the initial bylaws and create a custom set of bylaws to be adopted and approved by the directors.

Resolved: The powers of this incorporator are hereby terminated, and said incorporator shall no longer be considered a part of the body corporate of the above named corporation.

This resolution shall be filed in the minute book of the company.

Richard H. Bell III

HARVARD BUSINESS SERVICES, INC., Incorporator
By: Richard H. Bell, President

*** This document is not part of the public record. Keep it in a safe place. ***

BY-LAWS
OF StorEn Technologies Inc.

A DELAWARE CORPORATION

ARTICLE I - REGISTERED AGENT AND REGISTERED OFFICE
Section 1.   The registered office of the corporation in the State of Delaware shall be 16192 Coastal Highway, in the city of Lewes, County of Sussex. The registered agent in charge thereof shall be Harvard Business Services, Inc.

Section 2.   The corporation may also have offices at such other places as the Board of Directors may from time to time designate, in any State or Country around the world.

ARTICLE II - SEAL
Section 1.   The corporate seal shall have inscribed thereon the name of the corporation, the year of its organization and the words "Corporate Seal, Delaware" or "Seal Delaware".

ARTICLE III - STOCKHOLDERS MEETINGS
Section 1.   Meetings of stockholders may be held at any place, either within or without the State of Delaware and the USA, as may be selected from time to time by the Board of Directors.

Section 2.   Regular Meetings: Regular meetings of the stockholders shall be held without notice according to the schedule of the regular meetings of the stockholders which shall be distributed to each stockholder at the first meeting each year. The regular meetings shall be held at such place as shall be determined by the Board. Regular meetings shall not be required if deemed unnecessary by the Board.

Section 3.   Election of Directors: Elections of the Directors of the corporation need not be by written ballot, in accordance with the Delaware General Corporation Law (DGCL).

Section 4.   Special Meetings: Special meetings of the stockholders may be called at any time by the president, or the Board of Directors, or stockholders entitled to cast at least one-fifth of the votes which all stockholders are entitled to cast at the particular meeting.   Upon written request of any person or persons who have duly called a special meeting, it shall be the duty of the secretary to fix the date, place and time of the meeting, to be held not more than thirty days after the receipt of the request, and to give due notice thereof to all the persons entitled to vote at the meeting.

Business at all special meetings shall be confined to the objects stated in the call and the matters germane thereto, unless all stockholders entitled to vote are present and consent.

Written notice of a special meeting of stockholders stating the time and place of the meeting, and the object thereof, shall be given to each stockholder entitled to vote at least 15 days prior, unless a greater period of notice is required by statute in a particular case.

Section 5.   Quorum: A majority of the outstanding shares of the corporation entitled to vote, represented in a person or by proxy, shall constitute a quorum at a meeting of stockholders. If less than a majority of the outstanding shares entitled to vote is represented at a meeting, a majority of the shares so represented, may adjourn the meeting at anytime without further notice.   The stockholders present at a duly organized meeting may continue to transact business until adjournment, notwithstanding the withdrawal of enough stockholders to leave less than a quorum.

Section 6.   Proxies: Each stockholder entitled to vote at a meeting of stockholders or to express consent or dissent to corporate action in writing without a meeting may authorize another person or persons to act for him by proxy, but no such proxy shall be voted or acted upon after one year from its date, unless the proxy provides for a longer period, as allowable by law.

A duly executed proxy shall be irrevocable if it states that it is irrevocable and if, and only as long as, it is coupled with an interest sufficient in law to support an irrevocable power. A proxy may be irrevocable regardless of whether the interest with which it is coupled is an interest in the stock itself or an interest in the corporation generally. All proxies shall be filed with the Secretary of the meeting before being voted upon.

Section 7.   Notice of Meetings: Whenever stockholders are required or permitted to take any action at a meeting, a written notice of the meeting shall be given which shall state the place, date and hour of the meeting, and, in the case of a special meeting, the purpose or purposes for which the meeting is called.

Unless otherwise provided by law, written notice of any meeting shall be given not less than ten nor more than sixty days before the date of the meeting to each stockholder entitled to vote at such meeting.

Section 8. <u>Consent In Lieu of Meetings:</u> Any action required to be taken at any annual or special meeting of stockholders of a corporation, or any action which may be taken at any annual or special meeting of such stockholders, may be taken without a meeting, without prior notice and without a vote, if a consent in writing, setting forth the action so taken, shall be signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted. Prompt notice of the taking of the corporate action without a meeting by less than unanimous written consent shall be given to those stockholders who have not consented in writing.

Section 9. <u>List of Stockholders:</u> The officer who has charge of the stock ledger of the corporation shall prepare and make, at least ten days before every meeting arranged in alphabetical order, and showing the address of each stockholder and the number of shares registered in the name of each stockholder. No share of stock of which any installment is due and unpaid shall be voted at any meeting. The list shall not be open to the examination of any stockholder, for any purpose, except as required by Delaware law. The list shall be kept either at a place within the city where the meeting is to be held, which place shall be specified in the notice of the meeting, or, if not so specified, at the place where the meeting is to be held. The list shall be produced and kept at the time and place of the meeting during the whole time thereof, and may be inspected by any stockholder who is present.

ARTICLE IV - DIRECTORS

Section 1. The business and affairs of this corporation shall be managed by its Board of Directors. Each director shall be elected for a term of one year, and until his successor shall qualify or until his earlier resignation or removal.

Section 2. <u>Regular Meetings:</u> Regular meetings of the Board of Directors shall be held without notice according to the schedule of the regular meetings of the Board of Directors which shall be distributed to each Board member at the first meeting each year. The regular meetings shall be held at such place as shall be determined by the Board. Regular meetings, in excess of the one Annual meeting (Art. III Sec. 2) shall not be required if deemed unnecessary by the Board.

Section 3. <u>Special Meetings:</u> Special meetings of the Board of Directors may be called by the Chairman of the Board of Directors on 5 days notice to all directors, either personally or by mail, courier service, E-Mail or telecopy; special meetings may be called by the President or Secretary in like manner and on like notice by written request to the Chairman of the Board of Directors.

Section 4. <u>Quorum:</u> A majority of the total number of directors shall constitute a quorum of any regular or special meetings of the Directors for the transaction of business.

Section 5. <u>Consent In Lieu of Meeting:</u> Any action required or permitted to be taken at any meeting of the Board of Directors, or of any committee thereof, may be taken without a meeting if all members of the Board or committee, as the case may be, consent thereto in writing, and the writing or writings are filed with the minutes of proceedings of the Board or committee. The Board of Directors may hold its meetings, and have an office or offices anywhere in the world, within or outside of the state of Delaware.

Section 6. <u>Conference Telephone:</u> Directors may participate in a meeting of the Board, of a committee of the Board or of the stockholders, by means of voice conference telephone or video conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear each other. Participation in this manner shall constitute presence in person at such meeting.

Section 7. <u>Compensation:</u> Directors as such shall not receive any stated salary for their services, but by resolution of the Board, a fixed sum per meeting and any expenses of attendance, may be allowed for attendance at each regular or special meeting of the Board. Nothing herein contained shall be construed to preclude any director from serving the corporation in any other capacity and receiving compensation therefore.

Section 8. Removal: A director may be removed, with or without cause, by the holders of a majority of the shares then entitled to vote at an election of directors, in accordance with the laws of Delaware.

ARTICLE V - OFFICERS

Section 1. The executive officers of the corporation shall be chosen by the Board of Directors. They shall be President, Secretary, Treasurer, one or more Vice Presidents and such other officers as the Board of Directors shall deem necessary. The Board of Directors may also choose a Chairman from among its own members. Any number of offices may be held by the same person.

Section 2. Salaries: Salaries of all officers and agents of the corporation shall be determined and fixed by the Board of Directors.

Section 3. Term of Office: The officers of the corporation shall serve at the pleasure of the Board of Directors and shall hold office until their successors are chosen and have qualified. Any officer or agent elected or appointed by the Board may be removed by the Board of Directors whenever, in its judgment, the best interest of the corporation will be served thereby.

Section 4. President: The president shall be chief executive officer of the corporation; he shall preside at all meetings of the stockholders and directors; he shall have general and active management of the business of the corporation. He shall be EXOFFICIO a member of all committees, and shall have the general power and duties of supervision and management, as defined by the Board of Directors.

Section 5. Secretary: The Secretary shall attend all sessions of the board and all meetings of the stockholders and act as clerk thereof, and record all votes of the corporation and the minutes of all its transactions in a book to be kept for that purpose, and shall perform like duties for all the committees of the Board of Directors when required. He shall give, or cause to be given, notice of all meetings of the stockholders and of the Board of Directors, and such other duties as may be prescribed by the Board of Directors or President, under whose supervision shall be. He shall keep in safe custody the corporate seal of the corporation, and when authorized by the Board, affix the same to any instrument requiring it.

Section 6. Treasurer: The treasurer shall have custody of the corporate funds and securities and shall keep full and accurate accounts of receipts and disbursements in books belonging to the corporation and shall keep the moneys of the corporation in a separate account to the credit of the corporation. He shall disburse the funds of the corporation as may be ordered by the Board, taking proper vouchers for such disbursements, and shall render to the President and directors, at the regular meetings of the Board, or whenever they may require it, an account of all his transactions as Treasurer and of the financial condition of the corporation.

ARTICLE VI - VACANCIES

Section 1. Any vacancy occurring in any office of the corporation by death, resignation, removal, or otherwise, shall be filed by the Board of Directors. Vacancies and newly created directorships resulting from any increase in the authorized number of directors may be filled by a majority of the directors then in office, although less than a quorum, or cause, the corporation should have no directors in office, then any officer or other fiduciary entrusted with like responsibility for the person or estate of a stockholder, may call a special meeting of stockholders in accordance with the provisions of these by-laws.

Section 2. Resignations Effected at Future Date: When one or more directors shall resign from the Board, effective at a future date, a majority of the directors then in office, including those who have resigned, shall have power to fill such vacancy or vacancies, the vote thereon to take effect when such resignation or resignations shall become effective.

ARTICLE VII - CORPORATE RECORDS

Section 1. Any stockholder of record, in person or by attorney or other agent, shall, upon written demand under oath stating the purpose thereof, have the right during the usual hours of business to inspect for any proper purpose the corporation's stock ledger, a list of its stockholders, and its minute of Stockholder meetings for the past two years. A proper purpose shall mean a purpose reasonably related to such person's interest as a stockholder. In every instance where an attorney or other agent shall be the person who seeks the right to inspection, the demand under oath shall be accompanied by a power of attorney or such other writing which authorizes the attorney or other agent to so act on behalf of the stockholder. The demand under oath shall be directed to the corporation at its registered office or at its principal place of business.

ARTICLE VIII - STOCK CERTIFICATES, DIVIDENDS, ETC.

Section 1. The stock certificates of the corporation shall be numbered and registered in the Stock Transfer Ledger and transfer books of the corporation as they are issued. They shall bear the corporate seal and shall be signed by the President and the Secretary.

Section 2. Transfers: Transfers of the shares shall be made on the books of the corporation upon surrender of the certificates therefore, endorsed by the person named in the certificate or by attorney, lawfully constituted in writing. No transfer shall be made which is inconsistent with applicable law.

Section 3. Lost Certificate: The corporation may issue a new stock certificate in place of any certificate theretofore signed by it, alleged to have been lost, stolen, or destroyed.

Section 4. Record Date: In order that the corporation may determine stockholders entitled to notice of or to vote at any meeting of stockholders on any adjournment thereof, or to express consent to corporate action in writing without a meeting, or entitled to receive payment of any dividend or other distribution or allotment of any rights, or entitled for the purpose of any other lawful action, the Board of Directors may fix, in advance, a record date, which shall not be more than sixty days prior to any other action.

If no record date is fixed:

(a)The record date for determining stockholders entitled to notice of or to vote at a meeting of stockholders shall be at the close of business on the day next preceding the day on which notice is given, or, if the notice is waived, at the close of the business on the day next preceding the day on which the meeting is held.

(b)The record date for which determining stockholders entitled to express consent to corporate action in writing without a meeting, when no prior action by the Board of Directors is necessary, shall be the day on which the first written consent is expressed.

(c)The record date for determining stockholders for any other purpose shall be at the close of business on the day on which the Board of Directors adopts the resolution relating thereto.

(d)A determination of stockholders of record entitled to notice of or vote at a meeting of stockholders shall apply to any adjournment of the meeting: provided, however, that the Board of Directors may fix a new record date for the adjourned meeting.

Section 5. Dividends: The Board of Directors may declare and pay dividends upon the outstanding shares of the corporation from time to time and to such extent as they deem advisable, in the manner and upon the terms and conditions provided by statute and the Certificate of Incorporation.

Section 6. Reserves: Before payment of any dividend there may be set aside out of the net profits of the corporation such sum or sums as the directors, from time to time, in their absolute discretion, think proper as a reserve fund to meet contingencies, or for equalizing dividends, or for repairing or maintaining the property of the corporation, or for such other purpose as the directors shall think conducive to the interests of the corporation, and the directors may abolish any such reserve in the manner in which it was created.

ARTICLE IX - MISCELLANEOUS PROVISIONS

Section 1. Checks: All checks or demands for money and notes of the corporation shall be signed by such officer or officers as the Board of Directors may from time to time designate.

Section 2. Fiscal Year: The fiscal year shall begin on the first day of January of every year, unless this section is amended according to Delaware Law.

Section 3. Notice: Whenever written notice is required to be given to any person, it may be given to such a person, either personally or by sending a copy thereof through the mail, or by telecopy (FAX), or by telegram, charges prepaid, to his address appearing on the books of the corporation of the corporation, or supplied by him to the corporation to have been given to the person entitled thereto when deposited in the United States mail or with a telegraph office for transmission to such person. Such notice shall specify the place, day and hour of meeting and, in the case of a special meeting of stockholders, the general nature of business to be transacted.

Section 4. <u>Waiver of Notice:</u> Whenever any written notice is required by statue, or by Certificate or the by-laws of this corporation a waiver thereof in writing, signed by the person or persons entitled to such a notice, whether before or after the time stated therein, shall be deemed equivalent to the giving of such notice. Except in the case of a special meeting of stockholders, neither the business to be transacted nor the purpose of the meeting need be specified in the waiver of notice of such meeting. Attendance of a person either in person or by proxy at any meeting shall constitute a waiver of notice of such meeting, except where a person attends a meeting for the express purpose of objecting to the transaction of any business because the meeting was unlawfully convened.

Section 5. <u>Disallowed Compensation:</u> Any payments made to an officer or employee of the corporation such as a salary, commission, bonus, interest, rent, travel or entertainment expense incurred by him, which shall be disallowed in whole or in part as a deductible expense by the Internal Revenue Service, shall be reimbursed by such officer or employee to the corporation to the full extent of such disallowance. It shall be the duty of the directors, as a Board, to enforce payment of each amount disallowed in lieu of payment by the officer or employee, subject to the determination of the directors, proportionate amounts may be withheld from his future compensation payments until the amount owed to the corporation has been recovered.

Section 6. <u>Resignations:</u> Any director or other officer may resign at any time, such resignation to be in writing, and to take effect from the time of its receipt by the corporation, unless some time to be fixed in the resignation and then from that date. The acceptance of a resignation shall not be required to make it effective.

ARTICLE X - LIABILITY

Section 1. Stockholder liability is limited to the stock held in the corporation.

Section 2. No director shall be personally liable to the Corporation or its stockholders for monetary damages for any breach of fiduciary duty by such director as a director. Notwithstanding the foregoing sentence, a director shall be liable to the extent provided by applicable law, (i) for breach of the director's duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) pursuant to Section 174 of the Delaware General Corporation Law or (iv) for any transaction from which the director derived an improper personal benefit. No amendment to or repeal of this Article Eighth shall apply to or have any effect on the liability or alleged liability of any director of the Corporation for or with respect to any acts or omissions of such director occurring prior to such amendment.

ARTICLE XI - AMENDMENTS

Section 1. These bylaws may be amended or repealed by the vote of stockholders entitled to cast at least a majority of the votes which all stockholders are entitled to cast thereon, at any regular or special meeting of the stockholders, duly convened after notice to the stockholders of that purpose.

****

HARVARD BUSINESS SERVICES, INC.

www.delawareinc.com ✪ 16192 Coastal Highway, Lewes, Delaware 19958
E-mail: info@delawareinc.com ✪ Tel: 302-645-7400 // 800-345-2677, ext. 6911

Did you know we offer many services other than formation/registered agent services? Below is a description of some of our popular services:

Foreign Qualification:
Many companies choose Delaware as their State of formation to take advantage of the strong corporate law structure but they do not actually do business in the State of Delaware. If your business will operate in a State other than the State of Delaware, a foreign qualification filing will typically be required. This filing allows a company to transact business in a jurisdiction other than where it was formed. Since every State has their own requirements to foreign qualify, let HBS take care of this detail for you.

Good Standing Certificates (Also known as Certificates of Existence):
A certificate of good standing may be required by many different parties, such as banks or different States. We can obtain a good standing from the State of Delaware for you to eliminate the hassle of dealing with the State of Delaware. You may place the order online, www.delawareinc.com/gstanding or contact us by email, phone or fax.

Tax ID Service:
We can obtain the Federal Tax Identification Number for your Delaware Corporation or LLC. The Federal Tax Identification Number, also known as a company's "EIN", is mandatory for opening US bank accounts, obtaining loans, hiring employees, or conducting business in the United States. Our service eliminates the hassle of dealing with the IRS.

Mail Forwarding Services:
After forming companies, many clients do not have a physical address, other than their home offices; others want to establish a U.S. presence. Harvard Business Services, Inc. combines the benefits of a DE company with a unique mail forwarding service! Some of our mail forwarding services are:

Premium Service: This service is based on an annual fee that includes weekly forwarding of all business correspondence for 1 year. Reasonable postage is built-in to the price. Over-sized packages are not included.

Basic 6 Service: This service includes 6 forwards (6 pieces of mail). We suggest this service for clients who expect to receive little or no mail at all. You have the option to renew or upgrade this service once the 6 forwards have been exhausted or when the year term has expired, whatever comes first. Reasonable postage is built into the price. Over-sized packages are not included.

Basic 15 Service: This service includes 15 forwards (15 pieces of mail). We suggest this service for clients who may not receive a high volume of mail, but expect more than what would be covered under the Basic 6 service. For example, this service would be great for a company looking to receive 1 bank statement a month. You have the option to renew or upgrade this service once the 15 forwards have been exhausted or when the year term has expired, whatever comes first. Reasonable postage is built into the price. Over-sized packages are not included.

All mail forwarding services can be viewed at our website: www.delawareinc.com/ourservices/mailfwd

Many of our other services can be found on our website: www.delawareinc.com/ourservices. To initiate any of the above services, please call 1-800-345-2677 ext. 6911 or 302-645-7400 ext. 6911. You may also send an email request to info@delawareinc.com.



HARVARD BUSINESS SERVICES, INC.
16192 COASTAL HIGHWAY
LEWES, DELAWARE 19958-9776
Phone: (302) 645-7400   (800)-345-2677
Fax: (302) 645-1280
www.delawareinc.com

ACCOUNT:

Mr. Carlo Brovero
25 Health Sciences Drive, Suite 237
Stony Brook, NY 11790-3350

January 3, 2017

RECEIPT:

Delaware Formation Services for:

StorEn Technologies Inc.
Delaware Division of Corporations file # 6269241
Record ID # 318133

Incorporation	$199.00
Tax ID Number	$95.00
Express Service	$150.00

AMOUNT PAID: $444.00

PAID IN FULL

*** Keep this receipt for your records ***

WRITTEN CONSENT
OF STOCKHOLDERS
OF
STOREN TECHNOLOGIES INC.
a Delaware Corporation

In accordance with Section 228 of the Delaware General Corporation Law and the Bylaws of StorEn Technologies Inc., a Delaware corporation (the "Company"), the undersigned holders of the outstanding stock of the Company, having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted, hereby take the following actions and adopt the following resolutions, effective for all purposes as of the date the requisite vote is obtained:

WHEREAS, it has been proposed that the Company sell and offer up to $15,000,000 in Common Stock (the "Securities") through an offering under Regulation Crowdfunding and Regulation A-plus (the "Offering") under the Securities Act of 1933;

WHEREAS, Article VIII of the Bylaws of the Company as adopted on January 3, 2017 provide that shares of the Company shall be in certificated form, but the issuance of certificates is not contemplated in the Offering; and

WHEREAS, Article XI of the Bylaws provides that the Bylaws may only be amended or repealed by majority vote of the stockholders.

NOW, THEREFORE, BE IT:

RESOLVED, that the amendments to the Company's Bylaws set out in the Certificate of Amendment attached hereto as Exhibit A, be, and hereby are, authorized.

[signature(s) appear(s) on next page]

IN WITNESS WHEREOF, this written consent has been executed by the undersigned effective as of October 24th, 2017.

Carlo Brovero

Angelo D'Anzi

Gabriele Colombo

EXHIBIT A

CERTIFICATE OF AMENDMENT
OF THE BYLAWS
OF
STOREN TECHNOLOGIES INC.

The undersigned, Gabriele Colombo, who is the duly elected and acting Secretary of StorEn Technologies Inc., a Delaware corporation (the "Company"), does hereby certify, as follows:

1. Section 1 of Article VIII of the Bylaws of the Company was amended, by written consent of the stockholders as of October 24th, 2017, to read in its entirety, as follows:

   "Section 1. Certificate of Shares. Shares of the corporation's stock may be certificated or uncertificated, as provided under Delaware law, and shall be entered in the books of the corporation and registered as they are issued. Certificates representing shares of the corporation's stock shall be signed in the name of the corporation by the chairman of the board or vice chairman of the board or the chief executive officer or president or vice president and by the chief financial officer or an assistant treasurer or the secretary or any assistant secretary, certifying the number of shares and the class or series of shares owned by the shareholder. Any or all of the signatures on the certificate may be facsimile. In the event that any officer, transfer agent, or registrar who has signed or whose facsimile signature has been placed on the certificate shall have ceased to be that officer, transfer agent, or registrar before that certificate is issued, it may be issued by the corporation with the same effect as if that person were an officer, transfer agent, or registrar at the date of issue.

   Within a reasonable time after the issuance or transfer of uncertificated shares, the corporation shall send to the registered owner thereof a written notice that shall set forth the name of the corporation, that the corporation is organized under the laws of the State of Delaware, the name of the shareholder, the number and class (and the designation of the series, if any) of the shares represented, and any restrictions on the transfer or registration of such shares imposed by the corporation's certificate of incorporation, these by-laws, any agreement among shareholders or any agreement between shareholders and the corporation."

2. Section 3 of Article VIII of the Bylaws of the Company was amended, by written consent of the stockholders as of October24th, 2017, to read in its entirety, as follows:

   "Section 3. Lost Certificates. Except as provided in this Section 3, no new certificates for certificated shares or uncertificated shares shall be issued to replace an old certificate unless the latter is surrendered to the corporation and cancelled at the same time. The board of directors may, in case any share certificate or certificate for any other security is lost, stolen, or destroyed, authorize the issuance of a replacement certificate of stock, or uncertificated shares in place of a certificate previously issued by it on such terms and conditions as the board may require, including provision for indemnification of the corporation secured by a bond or other adequate security sufficient to protect the corporation against any claim that may be made against it, including any expense or liability on account of the alleged loss, theft, or destruction of the certificate or the issuance of the replacement certificate or uncertificated shares."

3. The foregoing amendments to the Bylaws of the Company have not been modified, amended, rescinded, or revoked and remain in full force and effect on the date hereof.

The undersigned has executed this Certificate as of October 24th, 2017.

Gabriele Colombo – Company Secretary